Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

dated as of

APRIL 1, 2004

among

PEAR ACQUISITION INC.,

YAMANOUCHI CONSUMER INC.,

YAMANOUCHI PHARMACEUTICAL CO., LTD.

and

YAMANOUCHI U.S. HOLDING INC.

relating to the purchase and sale

of

100% of the Common Stock

of

BEAR CREEK CORPORATION

i

	ARTICLE 8
	TAX MATTERS

Section 8.01.	Tax Covenants	48
Section 8.02.	Tax Sharing	52
Section 8.03.	Cooperation on Tax Matters	52
Section 8.04.	Indemnification by Seller	52
Section 8.05.	Purchase Price Adjustment	56
Section 8.06.	Treatment of Certain Tax Attributes	56

	ARTICLE 9
	EMPLOYEE BENEFITS

Section 9.01.	Continuation of Benefits	59
Section 9.02.	Defined Contribution Plan	62
Section 9.03.	Qualified Defined Benefit Plans	63
Section 9.04.	Amendment of Employee Plans	66

	ARTICLE 10
	CONDITIONS TO CLOSING

Section 10.01.	Conditions to Obligations of Buyer and Seller	66
Section 10.02.	Conditions to Obligation of Buyer	66
Section 10.03.	Conditions to Obligation of Seller	67

	ARTICLE 11
	SURVIVAL; INDEMNIFICATION

Section 11.01.	Survival	68
Section 11.02.	Indemnification	68
Section 11.03.	Procedures	69
Section 11.04.	Calculation of Damages	70
Section 11.05.	Assignment of Claims	71
Section 11.06.	Exclusivity	71

	ARTICLE 12
	TERMINATION

Section 12.01.	Grounds for Termination	71
Section 12.02.	Effect of Termination	72

	ARTICLE 13
	MISCELLANEOUS

Section 13.01.	Notices	72
Section 13.02.	Amendments and Waivers	74

STOCK PURCHASE AGREEMENT

AGREEMENT (the “Agreement”) dated as of April 1, 2004, among Pear Acquisition Inc., a Delaware corporation (“Buyer”), Yamanouchi Consumer Inc., a Delaware corporation (“Seller”), Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc.

W I T N E S S E T H :

WHEREAS, Seller is the record and beneficial owner of all of the outstanding shares of capital stock of Bear Creek Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Company and its Subsidiaries are currently engaged in the growing, marketing and distribution of fruit, food products, plants and plant products and the sale of such products through direct mail, internet distribution, retail stores and other means, but excluding the development, marketing, distribution and sale by any means of pharmaceutical, nutritional supplement, cosmetic, drug delivery and medical device products, in each case whether or not derived from plants or other sources (such activities, as currently conducted by the Company and its Subsidiaries, the “Business”).

WHEREAS, Seller has contributed certain information technology, finance, human resources and other operations (including but not limited to assets, contracts and related costs and obligations) to the Company pursuant to the Bear Creek Assignment and Assumption Agreement between Seller and the Company dated March 31, 2004, and will transfer certain personnel and contribute further information technology, finance, human resources and other operations (including but not limited to assets, contracts and related costs and obligations) to the Company at or prior to the closing of the transactions contemplated by this Agreement pursuant to one or more assignment and assumption agreements substantially in the form of the agreement attached as Annex A hereto (such agreements, together with the Bear Creek Assignment and Assumption Agreement between Seller and the Company dated March 31, 2004, the “Asset Contribution Agreements”);

WHEREAS, Seller is also entering as of the date hereof into a stock purchase agreement (the “Shaklee SPA”) pursuant to which it has agreed to sell the common stock of Shaklee Corporation, a Delaware corporation and INOBYS Ltd., a Delaware corporation;

WHEREAS, Seller views the transactions contemplated hereby and by the Shaklee SPA to be an integrated sale by it of its U.S. consumer businesses and the related Shaklee Japan businesses, which sale will be announced to the public pursuant to a press release substantially in the form attached as Annex B hereto; and

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Shares on the terms and subject to the conditions set forth herein;

Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that neither the Company nor any Subsidiary shall be considered an Affiliate of Seller.

“Ancillary Agreements” means the Transition Services Agreement to be entered into by Company and Shaklee on and as of the Closing Date, substantially in the form attached as Annex C hereto, the Transition Services Agreement to be entered into by the Company, Seller and certain of Seller’s Affiliates on and as of the Closing Date, substantially in the form attached as Annex D hereto, the Confidentiality Agreement between Buyer and Seller dated as of September 29, 2003 and the Asset Contribution Agreements.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 27, 2003 in the form attached as Annex E hereto.

“Balance Sheet Date” means December 27, 2003.

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by law to close.

“Closing Date” means the date of the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combined State NOL” means any net operating loss, as determined under the law of any state or local taxing jurisdiction in which the Company or any Subsidiary filed a Return with a member of the Seller Group on an affiliated, consolidated, combined or unitary basis; provided, that such net operating loss shall be determined without regard to any Income Tax deductions for interest attributable to the Debt Financing.

“Common Stock” means the common stock, par value $1.00 per share, of the Company.

“Company Employees” means (i) all individuals who are employees of the Company or any of its Subsidiaries as of the Closing Date or who were at any time employees of the Company or any of its Subsidiaries before the Closing Date (whether or not still so employed), other than those employees set forth in Schedule 1.01(a)(1), and (ii) the current and former employees of Seller and its Affiliates whose responsibilities relate to the Business as conducted by the Company and its Subsidiaries and who are listed in Schedule 1.01(a)(2); provided, however, that Schedule 1.01(a)(2) will be updated two days prior to the Closing Date by Seller, subject to the consent of Buyer, which consent shall not be unreasonably withheld.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any Subsidiary or used in the conduct of the Business or in which the Company or any Subsidiary has rights.

“Confidential Information” means any information concerning the businesses and affairs of the Company or the Subsidiaries, regardless of whether such information is specifically identified as “confidential”, including but not limited to all trade secrets and other proprietary and confidential information relating to the Company or the Subsidiaries or their businesses, including products, formulas, processes, designs, computer data or programs, know-how, data, existing and prospective customer, vendor and supplier lists and files, agreements and contracts, documents, methods of conducting business, financial and accounting statements and records, business plans, budgets and projections, prospective customer proposals, technical information, marketing materials and concepts, methods for developing and maintaining business relationships with customers and prospective customers, and any information otherwise designated as Confidential Information by the Company or the Subsidiaries. Notwithstanding the preceding sentence, Confidential Information does not include information, technical data or know-how that (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party, (ii) was or becomes available to the receiving party on a non-confidential basis from a source other than the Company or the Subsidiaries or their representatives, which source does not owe a duty of confidentiality to the Company or the Subsidiaries, as applicable, with respect to such information, or (iii) is independently developed by the receiving party without violating any obligations under this Agreement.

“Environmental Laws” means any Law as in effect on the Closing Date relating to pollution or the regulation and protection of the environment and natural resources (which includes ambient air, surface water, ground water, wetlands, land surface and subsurface strata), including Laws relating to emissions, discharges, releases or threatened releases of, or otherwise relating to the use, existence, treatment, storage, disposal, transport, reporting, handling or arrangement for transport or disposal of, any toxic, radioactive or other hazardous substance, including, without limitation, the following laws as in effect on the Closing Date: (i) Clean Air Act (42 U.S.C. § 7401, et seq.); (ii) Clean Water Act (33 U.S.C. § 1251, et seq.); (iii) Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.); (iv) Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.); (v) Safe Drinking Water Act (42 U.S.C. § 300f, et seq.); (vi) Toxic Substances Control Act (15 U.S.C. § 2601, et seq.); (vii) the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5101 et seq.); (viii) the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. §§ 136 et seq.); (ix) the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); and (x) any state or local counterparts or equivalents to the laws set forth in clauses (i) through (ix) above; provided, however, that, notwithstanding anything in the foregoing that may be deemed to the contrary, Environmental Laws shall not include Laws related to occupational safety and health, including, without limitation, the Occupational Safety and Health Act of 1970, as amended (29 U.S.C. §§ 651 et seq.) or its state and local counterparts or equivalents.

“Environmental Permit” means any consent, license, permit, order, registration, approval, exemption or similar authorization issued by any Governmental Authority pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 (a) or (b) of ERISA.

“Final Closing Balance Sheet” means (i) the Closing Balance Sheet delivered pursuant to Section 2.03(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.03(b); or (ii) if a notice of disagreement is duly delivered, the Closing Balance Sheet as agreed by Buyer and Seller pursuant to Section 2.03(c) or in the absence of such agreement, the Independent Accountants’ Closing Balance Sheet prepared by the Independent Accountants pursuant to Section 2.03(c).

“Final Determination” shall mean (i) any final determination of liability in respect of a Tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Buyer, Seller or any of their Affiliates, whichever is responsible for payment of such Tax under applicable law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment from such Taxing Authority and the other party to this Agreement agrees, which agreement shall not be unreasonably withheld.

“Final Post-Closing Company NOL” means the actual amount of the Post-Closing Company NOL (as reflected on the First Tax Return) that may be carried back to a Pre-Closing Tax Period.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court.

“Hazardous Material” means any substance, material or waste which is regulated by the United States, the foreign jurisdictions in which the Company or any of its Subsidiaries, as applicable, conduct business, or any state or local Governmental Authority as hazardous, toxic, or as a pollutant or contaminant, including, without limitation, petroleum and its by-products, asbestos, polychlorinated biphenyls and any material or substance which is defined as “hazardous waste,” “hazardous substance”, “hazardous material”, “restricted hazardous waste”, “industrial waste”, “solid waste”, “contaminant”, “pollutant”, “toxic waste” or “toxic substance” under any provision of Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any federal, state, local or foreign (i) Tax on or measured by net income or (ii) franchise Tax.

“Insurance Policy” shall mean any insurance policy or surety bond maintained by the Company, any of the Subsidiaries, Seller or any of Seller’s Affiliates that provides property, liability or employee benefits insurance coverage relating to personnel, operations, assets, equipment or properties of the Company or any Subsidiary.

“Intellectual Property Right” means any trademark, service mark, trade name, corporate name, Internet domain name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing), customer list, formula or any other similar type of proprietary intellectual property right.

“Intercompany Accounts” means any balances owed between (i) Seller or any of its Affiliates, on the one hand, and the Company or any Subsidiary, on the other hand, (ii) the Company, on the one hand, and any Subsidiary, on the other hand or (iii) a Subsidiary, on the one hand, and another Subsidiary, on the other hand.

“Knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual (and not constructive or imputed) knowledge of each of (i) Seller’s chief executive officer, chief financial officer, general counsel, executive vice president for human resources, senior vice president for finance, senior vice president for taxes (with respect to tax matters) and senior vice president for information technology, (ii) the Company’s chief executive officer, senior vice president and general manager, customer operations, senior vice president and general manager, direct marketing, senior vice president and general manager, product supply, senior vice president and general manager, stores, senior vice president, general counsel and assistant secretary, senior vice president, sales and service and senior vice president, finance and planning and (iii) the associate director, corporate planning and the manager, legal department of Yamanouchi Pharmaceutical Co., Ltd., in each case after reasonable investigation.

“Law” means any federal, state, county, local or foreign statute, law, ordinance, regulation, rule, code, order, treaty or rule of common law.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Company or any Subsidiary holds any tangible personal property or Leased Real Property.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on (a) the ability of Seller to complete the transactions contemplated hereby or (b) the

Business or the consolidated financial condition or results of operations of the Company and the Subsidiaries, taken as a whole.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

“Prior 382 Limitation” means a limitation under Section 382 of the Code with respect to the Company or any Subsidiary resulting from an ownership change that occurred on or prior to the Closing Date other than an ownership change caused by Buyer’s acquisition of the Shares pursuant to this Agreement.

“Release” shall have the meaning ascribed to it pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601, et seq.).

“Remedial Action” means all actions to: (a) clean up, remove or treat any Hazardous Material; (b) prevent the Release of any Hazardous Material so that such material does not endanger or threaten to endanger public health or welfare or the indoor environment; or (c) perform pre-remedial studies and investigations or post-remedial monitoring and care with respect to Hazardous Materials; provided, however, that the term “Remedial Action” shall not include actions taken pursuant to or required by Environmental Permits required for the operation of the Business, including, without limitation, the use of air pollution control technology.

“Returns” means returns, declarations, reports, information returns, estimated returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Seller Group” means, with respect to federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and, with respect to state, local or foreign Income Taxes, the consolidated, combined or unitary group of which Seller or any of its Affiliates is a member.

“Seller Guarantors” means Yamanouchi Pharmaceutical Co., Ltd., a Japanese corporation and Yamanouchi U.S. Holding Inc., a Delaware corporation.

“Shaklee” means Shaklee Corporation, a Delaware corporation.

“Shaklee Japan” means Shaklee Japan Kabushiki Kaisha, a Japanese corporation.

“Shares” means all of the issued and outstanding shares of Common Stock.

“Stores” means the retail stores operated by the Company and its Subsidiaries as of the date hereof.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company.

“Target Working Capital” means (i) $51.7 million, in the case of a Closing Date that occurs on or prior to May 15, 2004 and (ii) $52.4 million, in the case of a Closing Date that occurs on or after May 16, 2004; provided, however, that if the Company makes a downward adjustment to its inventory as reflected on the Closing Balance Sheet as a result of a reduction in the allocation of fixed fulfillment expenses to its UNICAP calculations, Target Working Capital shall be reduced by the amount of such adjustment.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever, including, but not limited to, withholding on amounts paid to or by any Person, and any income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, registration, recording, documentary, conveyancing, gains, intangibles, payroll, employment, excise, severance, stamp, occupation, premium, property (real and personal), environmental or windfall profit tax or custom duty, together with any interest, penalty, addition to tax or additional amount imposed by any Law or governmental authority (domestic or foreign) responsible for the imposition of any of the foregoing types (a “Taxing Authority”) (whether disputed or not) and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of the Company or a Subsidiary (x) being a member of an affiliated, consolidated or combined group including any corporation other than the Company or a Subsidiary at any time on or prior to the Closing Date, (y) being party to any agreement to indemnify any Person (other than the Company or any of its Subsidiaries), or (z) being a successor or transferee of any other Person (other than the Company or any of its Subsidiaries).

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable contribution deduction or any other credit or tax attribute from a taxable period that could be carried forward or back to another taxable period to reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other applicable law (including, without limitation, pursuant to Section 163(e)(3) or Section 163(j) of the Code) to be recognized in subsequent taxable periods.

“Working Capital” means, with respect to the Company and its Subsidiaries at a specified date, the excess of consolidated current Included Assets over consolidated current Included Liabilities as shown on the consolidated balance sheet for the Company and its Subsidiaries as of such date, excluding, for sake of clarity, (i) any cash or cash equivalents, as determined in accordance with the Company policies in Schedule 2.03(a), which explicitly provide that credit card receivables are included in cash and cash equivalents, (ii) any Intercompany Accounts, (iii) any Tax assets or liabilities (including deferred Tax assets and liabilities) and (iv) the effect of any transfers of assets or liabilities pursuant to any Ancillary Agreement. As used in the foregoing sentence, “Included Assets” means the sum of accounts receivable, bad debt receivable, inventory and prepaid expenses, and “Included Liabilities” means the sum of accounts payable (which shall not be reduced by the amount of any checks that have been written in respect of accounts payable but that have not yet cleared), accrued payroll and benefits, accrued incentives, payroll withholding (calculated exclusive of payroll tax liabilities in accordance with clause (iii) above), accrued payroll tax and benefits (calculated exclusive of payroll tax liabilities in accordance with clause (iii) above), workers’ compensation, other payroll accruals, accrued interest payable, accrued volume incentives, deferred liabilities and other accrued liabilities.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actively Employed	9.01(a)
Agreement	Preamble
Asset Allocation Report	9.03(d)
Asset Contribution Agreement	Preamble
Assumed Company Plans	9.01(b)
Business	Preamble

Term	Section
Buyer	Preamble
Buyer’s FSA	9.01(b)(v)
Buyer Carryback Waiver Option	8.06(b)
Claim	11.03
Closing	2.02
Closing Balance Sheet	2.03(a)
Closing Working Capital	2.03(a)
Combined State NOL Carryforward	8.06(h)
Commitment Letters	4.05
Company	Preamble
Company 40l(k) Plan	9.02
Company Retirement Plan	9.03(a)
Company Securities	3.05(b)
Competing Business	5.06
Competing Transaction	5.04
Contract	3.11(b)
Controlling Party	8.04(d)
Damages	11.02
Debt Commitment Letter	4.05
Debt Financing	4.05
Disagreement	9.03(d)
Employee Plans	3.18(a)
Equity Commitment Letter	4.05
Final Working Capital	2.03(f)
Financial Statements	3.08
First Tax Return	8.06(b)
First Tax Year	8.06(a)
GUST	3.18(g)
Indemnified Party	11.03
Indemnifying Party	11.03
Independent Accountants	2.03(c)
Independent Accountants’ Closing Balance Sheet	2.03(c)
Initial Transfer Amount	9.03(b)
Insurance Policies	3.16
Lender	4.05
Loss	8.04(a)
Loss Group	8.04(a)
Monthly Returns	8.01(c)
NOL Matter	8.06(g)
Non-Controlling Party	8.04(d)
Non-Transferred Insurance Policies	6.02(a)
NUBIL	8.04(a)
Other Tax Matter	8.01(f)

Term	Section
PCBs	3.19(c)
Permitted Liens	3.14(a)
Post-Closing Company NOL	8.06(a)
Potential Contributor	11.05
Purchase Price	2.01
Real Property	3.14(c)
Schedules	Article 3
Seller	Preamble
Seller 401(k) Plan	9.02
Seller Obligations	13.14(a)
Seller Retirement Plan	9.03(a)
Seller’s FSA	9.01(b)(v)
Straddle Tax Matter	8.04(d)
Subsidiary Securities	3.07(b)
Sumitomo LCs	7.07
Tax Asset Carryback	8.06(i)
Tax Matter	8.04(d)
Third Party Claim	11.03
Transfer Taxes	8.01(e)
Transferred Employees	9.01(a)
Transferred Insurance Policies	6.02(a)
True-up Amount	9.03(c)
WARN Act	3.18(l)
Warranty Breach	11.02

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Shares at the Closing. The purchase price for the Shares (the “Purchase Price”) is $260 million in cash. The Purchase Price shall be paid as provided in Section 2.02 and shall be subject to adjustment as provided in Sections 2.03 and 2.04 or as a consequence of any indemnification by any of the parties to this Agreement under Article 8 and/or Article 11, unless otherwise required by law. The parties hereto acknowledge and agree that in negotiating the Purchase Price as adjusted as provided above, Buyer agreed that the Company would absorb after the Closing $2.0 million of costs and expenses relating to salary, wages and benefits (including in respect of severance) payable to certain employees transferred or assigned to the Company pursuant to the Asset Contribution Agreements for such period of time as is necessary to transition such employees away from the Business.

Section 2.02. Closing. The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at a location to be mutually agreed upon in New York City as soon as possible, but in no event later than three Business Days, after the conditions set forth in Article 10 (other than those conditions intended to be satisfied at the Closing) have been satisfied or waived, or at such other time or place as Buyer and Seller may agree. At the Closing:

(a) Buyer shall deliver to Seller in immediately available funds the Purchase Price. Such amount shall be paid by federal wire transfer to an account of Seller with Wells Fargo Bank N.A. in San Francisco, California designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller in such amount); and

(b) Seller shall deliver to Buyer certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto.

Section 2.03. Purchase Price Adjustment. (a) As promptly as practicable, but no later than 60 days after the Closing Date, Seller will cause to be prepared and delivered to Buyer the consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately prior to the Closing Date (the “Closing Balance Sheet”) and a certificate based on such Closing Balance Sheet setting forth Seller’s calculation of Working Capital as of the close of business on the day immediately prior to the Closing Date (“Closing Working Capital”). The Closing Balance Sheet shall fairly present the consolidated financial position of the Company and the Subsidiaries as at the close of business on the Closing Date, include line items consistent with those in the Balance Sheet, be audited by Seller’s outside audit firm (at Buyer’s expense) and be certified by such firm to have been prepared in accordance with GAAP applied consistently with the accounting policies, practices and procedures used in the preparation of the Balance Sheet; provided, that for the avoidance of doubt and disputes, the parties hereto agree that (i) the accounting policies, practices and procedures used in the preparation of the Balance Sheet and set forth on Schedule 2.03(a) are in accordance with GAAP and (ii) none of the parties hereto, their respective accountants or the Independent Accounting Firm shall have any basis whatsoever to hereafter assert, conclude or determine that any such accounting policies, practices and procedures are not in accordance with GAAP. Seller will consult with Buyer regarding the preparation of the Closing Balance Sheet and determination of Closing Working Capital with a view to avoiding the use of the dispute resolution provisions hereunder.

(b) If Buyer disagrees with any item within the Closing Balance Sheet or Seller’s calculation of Closing Working Capital delivered pursuant to Section

2.03(a), Buyer may, within 45 days after delivery of the documents referred to in Section 2.03(a), deliver a notice to Seller disagreeing with such item or calculation and setting forth Buyer’s calculation of such item or amount. Any such notice of disagreement shall, to the extent reasonably practicable, specify in reasonable detail those items or amounts as to which Buyer disagrees, and shall set forth in detail Buyer’s calculation of those items or amounts, together with an explanation of the disagreement. Upon delivery of such notice, Buyer shall be deemed to have agreed with (and the Independent Accountants described in Section 2.03(c), if any, shall be deemed to be bound by) all other items and amounts contained in the Closing Balance Sheet and the calculation of Closing Working Capital delivered pursuant to Section 2.03(a) that are not specifically the subject of disagreement in any notice of disagreement delivered by Buyer as provided above.

(c) If a notice of disagreement shall be delivered pursuant to Section 2.03(b), Buyer and Seller shall, during the 15 days following such delivery, use reasonable efforts to reach agreement on the disputed items or amounts. If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer, Seller or any of their respective Affiliates) (the “Independent Accountants”), promptly to review this Agreement and the disputed items or amounts for the purpose of (i) preparing the consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately prior to the Closing Date (the “Independent Accountants’ Closing Balance Sheet”) and (ii) calculating Closing Working Capital. In preparing the Independent Accountants’ Closing Balance Sheet and making such calculation, such Independent Accountants shall consider only those items or amounts in the Closing Balance Sheet or Seller’s calculation of Closing Working Capital as to which Buyer has disagreed. Such Independent Accountants shall deliver to Buyer and Seller, as promptly as practicable, the Independent Accountants’ Closing Balance Sheet and a report that explains any discrepancies between such Independent Accountants’ Closing Balance Sheet and the Closing Balance Sheet and sets forth the Independent Accountants’ calculation of Closing Working Capital. Such report and the Independent Accountants’ Closing Balance Sheet and calculations set forth therein shall be final and binding upon Buyer, Seller and their respective Affiliates and shall not be subject to challenge by any of the foregoing in a court of law or otherwise. The cost of such review and report shall be borne by Seller if the difference between Final Working Capital and Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.03(a) is greater than the difference between Final Working Capital and Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.03(b), by Buyer if the first such difference is less than the second such difference and otherwise equally by Buyer and Seller.

(d) Buyer and Seller agree that they will, and agree to cause their respective independent accountants and the Company and each Subsidiary to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of Closing Working Capital and in the conduct of the audits and reviews referred to in this Section, including, without limitation, making available all necessary books, records, work papers and personnel.

(e) Buyer and Seller acknowledge and agree that the provisions of this Section 2.03 are designed to adjust the Purchase Price and are not intended to provide an alternate remedy for breach of Seller’s representations and warranties made pursuant to Article 3.

(f) (i) If Target Working Capital exceeds Final Working Capital, Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.03(g), the amount of such excess. If Final Working Capital exceeds Target Working Capital and the Closing Date occurs on or after June 16, 2004, Buyer shall pay to Seller, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.03(g), the amount of such excess. “Final Working Capital” means Closing Working Capital as shown in Seller’s calculation delivered pursuant to Section 2.03(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.03(b); or if a notice of disagreement is duly delivered, as agreed by Buyer and Seller pursuant to Section 2.03(c) or in the absence of such agreement, as shown in the Independent Accountants’ calculation delivered pursuant to Section 2.03(c); provided, however, that in no event shall Final Working Capital be more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.03(a) or less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.03(b).

(ii) In addition to any other payment to be made under this Section 2.03(f) (and regardless of whether any such other payment is required to be made pursuant to the terms hereof), if any checks awaiting deposit or pending clearance as of the Closing Date shall not have been collected as of the date on which Final Working Capital is determined, Seller shall pay to Buyer, as an adjustment to the Purchase Price, the amount of such uncollected checks.

(g) Any payment pursuant to Section 2.03(e) shall be made at a mutually convenient time and place within ten days after Final Working Capital has been determined by delivery by Buyer or Seller, as the case may be, of a certified or official bank check payable in immediately available funds to the other party or by wire transfer of such payment in immediately available funds to be credited to such account of such other party as may be designated by such other party. The amount of any payment to be made pursuant to this Section shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment plus 350 basis points. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.04. Purchase Price Deduction. At the Closing, Seller shall pay to Buyer, as an adjustment to the Purchase Price, $16.0 million in respect of certain liabilities of the Company and its Subsidiaries.

Section 2.05. Netting of Article 2 Payments. If on any date amounts would otherwise be payable pursuant to this Article 2 both by Buyer to Seller, on the one hand, and by Seller to Buyer, on the other hand, then, on such date, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, each party’s obligation to make payment of any such amount will be automatically satisfied, discharged and replaced by an obligation upon the party by which the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount. Except as provided in the preceding sentence, neither Buyer nor Seller shall have any right to off-set, set-off or net any payment due pursuant to any provision of this Agreement, including, without limitation, against any other payment to be made pursuant to this Agreement, any Ancillary Agreement or otherwise (including against indemnification payments made pursuant to Article 11).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules to this Agreement (the “Schedules”), Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

Section 3.01. Corporate Existence and Power. Each of Seller, the Company and the Seller Guarantors is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, and to own and use the properties owned and used by it, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller and the Seller Guarantors of this Agreement and each of the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby are within the respective corporate powers of Seller and Seller Guarantor and have been duly authorized by all necessary corporate action on the respective part of Seller and the Seller Guarantors, as applicable. Each of this Agreement and the Ancillary Agreements have been duly executed and delivered by Seller and the Seller Guarantors and constitutes a valid and binding agreement of each of Seller and the Seller Guarantors, as applicable, enforceable in accordance with their respective terms.

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller and the Seller Guarantors of each of this Agreement and the Ancillary Agreements, as applicable, and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any governmental body, agency or official other than (i) compliance with any applicable requirements of the HSR Act and (ii) any such action or filing the failure to make or obtain which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller and the Seller Guarantors of each of this Agreement and the Ancillary Agreements, as applicable, and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Seller, the Seller Guarantors, the Company or any Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, except for any such violations that would not reasonably be expected, whether individually or in the aggregate, to have a Material Adverse Effect, (iii) except as to matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller, the Seller Guarantors, the Company or any Subsidiary or to a loss of any benefit to which Seller, the Seller Guarantors, the Company or any Subsidiary is entitled under any provision of any agreement or other instrument binding upon Seller, the Seller Guarantors, the Company or any Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary, except for any Permitted Liens.

Section 3.05. Capitalization. (a) The authorized capital stock of the Company consists of 1,000 shares of Common Stock. There are outstanding 1,000 shares of Common Stock.

(b) All outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any preemptive rights or rights of first refusal. Except as set forth in this Section 3.05, there are no outstanding (i) shares of capital stock or other securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other securities of the Company or (iii) options, warrants, contracts, commitments or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, other securities or securities convertible into or exchangeable for capital stock or other securities of the Company (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. There are no voting trusts, proxies or other agreements or understanding with respect to the voting of the capital stock of the Company.

Section 3.06. Ownership of Shares. Seller is the sole record and beneficial owner of the Shares, free and clear of any restrictions whatsoever (other than any restrictions under the Securities Act or state securities laws), and will transfer and deliver to Buyer at the Closing valid title to the Shares, free and clear of any restrictions whatsoever (other than any restrictions under the Securities Act or state securities laws).

Section 3.07. Subsidiaries, (a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own and use the properties owned and used by it, except for those licenses, authorizations, consents and approvals the absence of which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Each Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. All Subsidiaries and their respective jurisdictions of incorporation are identified on Schedule 3.07(a).

(b) All outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive rights or rights of first refusal. All of the outstanding capital stock or other voting securities of each Subsidiary is owned by the Company, directly or indirectly, free and clear of any restrictions whatsoever (other than any restrictions under the Securities Act or state securities laws). There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other securities of any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any capital stock, other securities or securities convertible into or exchangeable for capital stock or other securities of any Subsidiary (the items in clauses 3.07(b)(i) and 3.07(b)(ii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. Except as set forth on Schedule 3.07(b), other than with respect to Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any business.

Section 3.08. Financial Statements. Seller has delivered or made available to Buyer the audited consolidated balance sheet and statement of stockholder’s equity as of March 29, 2003 (including the notes thereto), the related audited consolidated statements of income and cash flows for the fiscal year ended March 29, 2003 (including the notes thereto), the unaudited interim consolidated balance sheet and statement of stockholder’s equity as of December 27, 2003 and the related unaudited interim consolidated statements of income and cash flows for the 9 months ended December 27, 2003 of the Company and the Subsidiaries (collectively, the “Financial Statements”). The Financial Statements fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and the Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements, which adjustments are immaterial in nature or amount individually or in the aggregate).

Section 3.09. Absence of Certain Changes. Since September 30, 2003, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and there has not been:

(a) any event, occurrence or development that, individually or in the aggregate, has had or would be reasonably expected to result in a Material Adverse Effect;

(b) except for the sweeping of cash consistent with past practices, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of the Company or any Subsidiary;

(c) any amendment of any material term of any outstanding security of the Company or any Subsidiary;

(d) except for Intercompany Accounts, any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money or capitalized lease obligation other than in the ordinary course of business consistent with past practices, or any payment of indebtedness other than in the ordinary course of business consistent with past practices;

(e) any making of any loan, advance or capital contributions to or investment in any Person, other than (i) loans, advances or capital contributions to or investments made between the Company and the Subsidiaries, on the one hand, and Seller and its Affiliates (excluding the Company and the Subsidiaries), on the other hand, or between or among the Company and its Subsidiaries or (ii) advances to employees relating to their employment obligations and responsibilities that have been made in the ordinary course of business consistent with past practices;

(f) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary that, individually or in the aggregate, has had or would be reasonably expected to result in a Material Adverse Effect;

(g) any transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business, in either case, material to the Company and the Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(h) any material change in any method of accounting or accounting practice by the Company or any Subsidiary except for any such change required by reason of a concurrent change in GAAP;

(i) any (i) employment (other than immaterial offer letters for at-will employment in the ordinary course of employment), bonus, deferred compensation, severance, retirement or other similar agreement or arrangement entered into with any director, officer or employee of the Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay or payment of any bonus or other compensation to any director, officer or employee of the Company or any Subsidiary, other than pursuant to existing plans and policies or (iii) material increase in compensation or other benefits payable to any director or officer or employee of the Company or any Subsidiary pursuant to any severance or retirement plans or policies thereof, in each case except (x) with respect to employees who are not also officers or directors of any of Seller, the Company or any Subsidiary, for such of the foregoing as have been made or effected in the ordinary course of business consistent with past practices and (y) as is not prohibited by the covenants contained in Section 5.01(b) hereof.

(j) any acceleration, termination (other than in accordance with the lapse of the term thereof), material modifications to, or cancellation of (or threat in writing to do any of the foregoing with respect to) any agreement, contract, lease or licenses to which the Company or any Subsidiary is a party or by which it is bound that is material to the Business, taken as a whole;

(k) any Lien imposed upon any material asset, tangible or intangible, of the Company or any Subsidiary, other than Permitted Liens;

(1) except as contemplated by the capital expenditure budgets of the Company for fiscal years 2004 and 2005, true and complete copies of which are attached hereto as Annex F, any material capital expenditures made by the Company or any Subsidiary;

(m) any transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Company Intellectual Property Rights;

(n) any change made or authorized in the certificate of incorporation or bylaws of the Company;

(o) any issuance, sale, or other disposition by the Company of any of its capital stock, or granting of any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(p) any collective bargaining agreement, written or oral, entered into by the Company or any Subsidiary or modification of any of the terms of any existing such agreement;

(q) any cancellation or waiver of any claim or right of the Company or any Subsidiary that, individually or in the aggregate, is material to the Business, taken as a whole;

(r) any write-off as uncollectible by the Company or any Subsidiary of a material amount, whether individually or in the aggregate, of notes or accounts receivable, or any material extension of customary time periods for collection of accounts receivable or payments of accounts payable, in each case other than in the ordinary course of business consistent with past practices; or

(s) any commitment by the Company or any Subsidiary to do any of the foregoing.

Section 3.10. No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of any kind, other than:

(a) liabilities provided for or reserved against in the Balance Sheet;

(b) liabilities disclosed in or arising under any agreements, instruments or other matters disclosed in this Agreement or any Schedule hereto; or

(c) liabilities incurred in the ordinary course of business since the Balance Sheet Date that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.11. Material Contracts. (a) As of the date hereof, neither the Company nor any Subsidiary is a party to or bound by:

(i) any lease (whether of real or personal property) providing for current annual rentals of $100,000 or more that cannot be terminated on not more than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and the Subsidiaries of $200,000 or more or (B) aggregate payments by the Company and the Subsidiaries of $200,000 or more, in each case that cannot be terminated on not more than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(iii) any sales, distribution or other similar agreement providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Company and the Subsidiaries of $200,000 or more;

(iv) any material partnership, joint venture or other similar agreement or arrangement involving a sharing of profits and losses;

(v) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to indebtedness for borrowed money, a capitalized lease obligation or the deferred purchase price of property (in each case, whether incurred, assumed, guaranteed or secured by any asset) or pursuant to which a Lien has been imposed on any assets of the Company or any Subsidiary, except any such agreement with an aggregate outstanding principal amount not exceeding $200,000;

(vii) (A) any material confidentiality agreement or (B) except in connection with the license of Intellectual Property Rights to or by the Company or any Subsidiary, any agreement concerning non-competition or that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any Person or in any area;

(viii) any agreement with Seller or any of its Affiliates or any director or officer of Seller or any of its Affiliates;

(ix) any agreement for the purchase or sale of real property;

(x) any collective bargaining agreement or other agreement with any labor union, organization or association representing any employee;

(xi) any agreement for the employment of any Company Employee who as of the date hereof is an active employee on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $100,000 or providing material severance benefits, other than any agreement or offer letter providing for at-will employment without guaranteed compensation, employment term or severance benefits;

(xii) any agreement under which it has loaned any amount to any of its directors, officers or employees (or any of their Affiliates, spouses or relatives);

(xiii) any agreement relating to any securities of the Company or any Subsidiary or rights in connection therewith;

(xiv) any warranty, guaranty or other similar undertaking with respect to a contractual performance extended by the Company or any Subsidiary, or any guarantee, direct or indirect, in any manner of all or any part of any indebtedness, or any letter of credit or reimbursement agreement or commitment, in each case other than in the ordinary course consistent with past practices;

(xv) any agreement that contains restrictions with respect to payment of dividends or any other distribution in respect of capital stock of the Company or any Subsidiary;

(xvi) any material license, sublicense, franchise or similar agreement;

(xvii) any material agency, distributor, dealer, sales representative, marketing or similar agreement; or

(xviii) any other agreement, commitment or arrangement that is material to the Company and its Subsidiaries, taken as a whole.

(b) Seller has made available to Buyer a correct and complete copy of each agreement, contract, lease, arrangement or commitment specified in Schedule 3.11(a) (each, a “Contract”). Each Contract is a valid and binding agreement of the Company or a Subsidiary, as the case may be, enforceable in accordance with its terms, and is in full force and effect, and neither the Company nor any Subsidiary is in default or breach, nor has the Company or any Subsidiary received written notice that any other party thereto is in default or breach in any respect under the terms of any such Contract, in each case with such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. With respect to each such Contract, no event has occurred that with notice or lapse of time would constitute a material breach or default, or permit termination, modification or acceleration thereof, except for such breaches, defaults or events as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 3.12. Litigation. Except for routine claims for employee benefits and product returns, none of which is, individually or in the aggregate, material, (a) there is no action, suit, investigation, hearing or proceeding pending against, or to the knowledge of Seller, threatened against or affecting, Seller, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official and (b) neither the Company nor any Subsidiary is subject to any outstanding injunction, judgment, order, decree, ruling or charge of any arbitrator or Governmental Authority, in each case that is reasonably likely to have a Material Adverse Effect, whether individually or in the aggregate.

Section 3.13. Compliance with Laws and Court Orders. Each of the Company and its Subsidiaries is in compliance with all applicable laws, rules, regulations, judgments, injunctions, orders and decrees, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced (or threatened in writing to be filed or commenced) against the Company or any Subsidiary alleging any failure to so comply, except where failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14. Properties. (a) Seller has made available to Buyer a correct and complete copy of each deed or similar instrument of conveyance in respect of real property owned by the Company and its Subsidiaries. The Company and its Subsidiaries have good title (and in the case of real property marketable title, subject to Permitted Liens), or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date or that they otherwise purport to own and that are material to the Business or the financial condition of the Company and the Subsidiaries, taken as a whole, except for properties and assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practices. None of such property or assets is subject to any Lien, except:

(i) Liens disclosed on the Balance Sheet or securing liabilities reflected on the Balance Sheet;

(ii) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith;

(iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith;

(iv) Liens incurred in the ordinary course of business since the Balance Sheet Date; or

(v) other Liens that would not reasonably be expected to have a Material Adverse Effect (paragraphs (i)-(v) of this Section 3.14(a) are, collectively, the “Permitted Liens”).

(b) With respect to each Lease of Leased Real Property required to be disclosed pursuant to Section 3.11:

(i) the Company’s or its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, neither the Company nor any Subsidiary has any material disputes with respect to such Lease and, to the Knowledge of Seller, no landlord has any disputes with the Company or any Subsidiary with respect to such Lease;

(ii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease, which has not been redeposited in full;

(iii) neither the Company nor any Subsidiary owes, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;

(iv) the landlord to such Lease is not an Affiliate of the Company or any Subsidiary;

(v) neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof;

(vi) neither the Company nor any Subsidiary has been notified in writing that any lessor is taking action to terminate, nor, to Seller’s knowledge, is any lessor threatening to terminate, such Lease before the expiration date specified in such Lease; and

(vii) no written notice of any appropriation, condemnation or like proceedings, or of any material violation of any applicable zoning law, regulation or other law, order, regulation, requirement or provision of such Lease, relating to the Leased Real Property has been received by the Company or any Subsidiary or, to Seller’s knowledge, is threatened.

(c) The real property identified in Schedule 3.14(c) (the “Real Property”) comprises all of the owned real property used or intended to be used in the business of the Company and the Subsidiaries, and the Real Property is in good operating condition (subject to normal wear and tear).

Section 3.15. Intellectual Property. (a) Schedule 3.15(a) contains a list of all registrations and applications for registration included in the Company Intellectual Property Rights.

(b) No Company Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or any Subsidiary or restricting the licensing thereof by the Company or any Subsidiary to any Person.

(c) The Company owns or has the right to use all the Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, except for such of the foregoing as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(d) There is no claim, action, suit, investigation, complaint, demand, charge, hearing or proceeding pending or, to the Knowledge of Seller, threatened, against the Company or any Subsidiary and alleging that the Company or any Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party or that the Company or any Subsidiary is using an Intellectual Property Right which is confusingly similar to that of another Person.

(e) With respect to each material Company Intellectual Property Right, (i) the Company or a Subsidiary possesses all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction and (ii) neither the Company nor any Subsidiary has agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item except in the ordinary course of business.

(f) Neither the Company nor any Subsidiary has interfered with, infringed upon, misappropriated, or violated any Intellectual Property Rights of third parties, except for such of the foregoing as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. To the Knowledge of Seller, no third party has interfered with, infringed upon, misappropriated, or violated any material Company Intellectual Property Rights in any material respect.

Section 3.16. Insurance Coverage. Schedule 3.16 contains a list of all Insurance Policies issued to the Company or any Subsidiary in effect as of the date hereof. With respect to each such Insurance Policy: (i) the policy is legal, valid, binding, enforceable and in full force and effect in all material respects; (ii) all premiums due and payable have been paid and Seller, the Company or a Subsidiary, as applicable, has complied in all material respects with its terms and conditions; (iii) Seller has no Knowledge of any threatened termination or modification of, or premium increase with respect to, such policy; (iv) since the last renewal date, there has not been any material adverse change in the relationship of the Company or any Subsidiary, as applicable, with its insurer or the premiums payable thereunder; (v) there is no material claim by Seller, the Company or Subsidiary pending as to which coverage has been questioned, denied or disputed by the underwriter; (vi) neither Seller, the Company nor any Subsidiary is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; (vii) no party to the policy has repudiated any material provision thereof; and (viii) to Seller’s Knowledge, each are in such amounts and provide coverages that are reasonable and customary in light of the business, operations, and properties of the Company and Subsidiaries. Schedule 3.16 describes any material self-insurance arrangements affecting the Company and its Subsidiaries.

Section 3.17. Finders’ Fees. Except for Citigroup Global Markets Inc. and Nikko Citigroup Limited, whose fees will be paid by Seller or its Affiliates (and not by Buyer, the Company or any Subsidiary), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or the Company or any Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.18. Employee Benefit Plans; Labor Matters; Employees. (a) Schedule 3.18 contains a list of each “employee benefit plan”, as defined in Section 3(3) of ERISA, and each plan, program or arrangement, including but not limited to each employment, severance or similar contract, plan arrangement or policy and each other plan or arrangement (excluding offer letters for at-will employment) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) that is maintained, administered or contributed to by the Company or any Subsidiary or by Seller and its Affiliates that covers any Company Employee (collectively, the “Employee Plans”). Copies of the Employee Plans (and, if applicable, related trust or funding agreements or insurance policies), other than those for which the Company has no direct, indirect or contingent liability, and all amendments thereto have been made available to Buyer together with the two most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust.

(b) All material reports, disclosures and descriptions have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each Employee Plan.

(c) For all periods ending on or before the Closing Date, all contributions and all premiums that are due have been paid or accrued on the books of the Company within the time periods prescribed by ERISA, the Code and the terms of each Employee Plan, except as would not reasonably be expected to result in material liability to the Company.

(d) Schedule 3.18(d) contains a list of Employee Plans subject to Title IV of ERISA that the Company, any ERISA Affiliate or any predecessor thereof sponsors, maintains or contributes to, or has any liability or obligation to contribute to, or has in the past sponsored, maintained or contributed to or had any liability or obligation to contribute to. With respect to any Employee Plan of the Company or any ERISA Affiliate subject to Section 412 of the Code or 302 of

ERISA: (a) no “accumulated funding deficiency,” has been incurred, whether or not waived, (b) no waiver of minimum funding standards has been requested or granted by the Internal Revenue Service, and (c) no lien in favor of any Employee Plan, the Internal Revenue Service or ERISA has arisen or been threatened. No “reportable event,” within the meaning of Section 4043 of ERISA, other than those for which the PBGC has not waived the thirty-day reporting requirement, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan of the Company or any ERISA Affiliate. Neither Seller nor any ERISA Affiliate of Seller has (1) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (2) incurred, or reasonably expects to incur prior to the Closing Date, (a) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA, and no withdrawal has occurred for which no liability has been assessed, or (b) any liability under Section 4971 of the Code that in either case could become a liability of Buyer or any of its ERISA Affiliates after the Closing Date.

(e) No “prohibited transactions,” as defined in Section 406 of ERISA and Section 4975 of the Code, have occurred with respect to any Employee Plan, which transactions have or will cause the Company to incur any material liability. To the Knowledge of Seller, no “fiduciary,” as defined in Section 3(21) of ERISA has any liability for any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Plan. No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any such Employee Plan (other than routine claims for benefits) is pending or, to the Knowledge of Seller, threatened.

(f) Schedule 3.18(f) contains a list of multiemployer plans, as defined in Section 3(37) of ERISA, that any of the Company, any ERISA Affiliate or any predecessor thereof contributes to, or has in the past contributed to. Neither the Company nor any of its Subsidiaries is delinquent with respect to any contribution to any such multiemployer plan, and neither the Company nor any of its Subsidiaries is currently a party to any legal proceeding regarding any delinquent contribution to any such multiemployer plan.

(g) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has been or will be timely amended for, and are in compliance with, all changes in the law up to and including the Economic Growth and Tax Relief Reconciliation Act of 2001 and have been or will be submitted to the IRS for a favorable determination letter with respect to all changes in applicable law for which certain qualified plans were required to be amended pursuant to Revenue Procedure 99-23 (“GUST”) within the remedial amendment period prescribed by GUST, and neither the Company nor the Seller is aware of any reason why any determination letter should be revoked or not be reissued. The Company has made available to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan and each related trust, insurance contract, or fund, has been maintained, funded and administered in material compliance with its terms, with the terms of any applicable collective bargaining agreement, and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, that are applicable to such Employee Plan. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under the Code.

(h) Schedule 3.18(h) contains a list of Employee Plans pursuant to which the Company or any Subsidiary has current or projected liabilities, contingent or otherwise, in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Subsidiary, except as required by Section 4980B of the Code.

(i) The consummation of the transactions contemplated hereby will not entitle any employee of the Company or any Subsidiary to severance or bonus pay or accelerate the time of payment or vesting or trigger any funding of compensation or benefits under, or trigger any other material obligation pursuant to, any Employee Plan.

(j) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement, including, but not limited to, pursuant to Section 9.01(c) hereof, by any “disqualified individual” (as such term is defined in regulations promulgated under Section 280G of the Code) under any Employee Plan would not be characterized as an “excess parachute payment (as such term is defined in Section 280G(b)(1)of the Code).

(k) To Seller’s knowledge, the Company and its Subsidiaries are not engaged in any labor or employment practices in violation of any applicable federal, state and local labor and employment laws, except for such noncompliance as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. There is no charge or complaint pending or, to Seller’s Knowledge, threatened against the Company or any Subsidiary before the National Labor Relations Board or any other federal Governmental Authority or any similar state or local governmental agency. To Seller’s Knowledge, neither the Company nor any of its Subsidiaries are currently subject to any investigation by any federal, state or local government agency for alleged violations of any applicable labor or employment laws.

(l) Within the last 60 days, neither the Company nor any of its Subsidiaries have taken any employment action that could create a “plant closing” or “mass lay-off” within the definition of the Worker Adjustment and Retraining Notification Act (“WARN Act”) or any state plant closing laws.

(m) Neither the Company nor any of its Subsidiaries is currently in material breach of any collective bargaining agreement with any labor organization representing its employees. Neither the Company nor any of its Subsidiaries is currently a party to any litigation alleging a breach of any collective bargaining agreement. There is no grievance pending under any collective bargaining agreement or, to Seller’s Knowledge, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n) Neither the Company nor any of its Subsidiaries are subject to any strike, lock-out, work stoppage or other labor dispute. Neither the Company nor any of its Subsidiaries has been subject to a strike, lock-out, work stoppage or other labor dispute in the last five years. To Seller’s Knowledge, neither the Company nor any of its Subsidiaries is currently subject to any recognition picketing or organizing activities by any labor organization. There is no petition or other proceeding currently pending with the National Labor Relations Board or any other federal, state or local government agency with jurisdiction over labor relations matters seeking certification as the representative of any employees of the Company or any of its Subsidiaries.

(o) Seller has delivered or made available to Buyer the names and titles of each of the Company Employees who are vice presidents or above, each such person’s title or capacity in which employed or retained and the base compensation and bonus paid to, and any loans or advances of money to, each such person for calendar year 2003. To Seller’s Knowledge, there is no material dispute between the Company or any Subsidiary and any of their employees or consultants related to employment, compensation, severance pay, vacation benefits, pension benefits, or discrimination.

Section 3.19. Environmental Matters.

(a) (i) no written communication, notice, request for information, order, complaint or penalty has been received by the Company or any Subsidiary and (ii) there are no judicial, administrative or other third-party actions, suits, investigations or proceedings pending or, to the Knowledge of Seller, threatened, in the case of each of (i) and (ii), that (x) allege a material violation of any Environmental Law or Environmental Permit by the Company or any Subsidiary or (y) have been issued pursuant to, or are arising under, an Environmental Law and that involve or relate to the respective businesses of the Company and the

Subsidiaries or any currently or previously owned, operated or leased properties and could reasonably result in a material liability;

(b) the Company and each Subsidiary have all Environmental Permits necessary for their operations to comply, in all material respects, with all applicable Environmental Laws and are and have been in material compliance with the terms of such Environmental Permits and with all other applicable Environmental Laws;

(c) except for those that are in material compliance with Environmental Laws, there are not located at any real properties currently owned, used or operated by the Company or its Subsidiaries: (i) underground storage tanks; (ii) asbestos containing material; or (iii) assets or equipment containing polychlorinated biphenyls (“PCBs”) in excess of fifty (50) parts per million;

(d) neither the Company nor any Subsidiary is the subject of any outstanding written material order or Contract with any Governmental Authority or Person requiring the Company or any Subsidiary to (i) correct any alleged violation of Environmental Laws; (ii) conduct any Remedial Action or (iii) remediate any Release or threatened Release of a Hazardous Material

(e) neither the Company nor any Subsidiary has any material liability under Environmental Laws for the Release of any Hazardous Materials into the indoor or outdoor environment (whether on site or off site);

(f) there have been no written environmental audits, studies, reports, analyses or results of investigations conducted within the past five years by Seller, the Company or any Subsidiary of any property currently owned or leased by the Company or any Subsidiary that have not been delivered to Buyer prior to the date hereof; and

(g) there are no material non-public documents in Seller’s or its Affiliates’ possession, custody or control relating to Notice of Intent to Sue filed under the Endangered Species Act on January 29, 2003, by the Oregon Natural Resources Council and the Northcoast Environmental Center relating to the diversion of water from the Klamath River Basin, and Seller has orally provided to Buyer or its representatives all material information related thereto of which it is aware.

Section 3.20. Tax Representations. (a) All Returns that are material and required to be filed with any Taxing Authority on or before the Closing Date with respect to any Pre-Closing Tax Period by, or with respect to, the Company or any

Subsidiary (separately or as part of a consolidated, combined or unitary group) have been, or will be, timely filed on or before the Closing Date;

(b) the Company and the Subsidiaries have timely paid all Taxes shown as due and payable on the Returns that have been filed;

(c) the Returns that have been filed are true, correct and complete in all material respects;

(d) the charges, accruals and reserves for Taxes with respect to the Company and the Subsidiaries reflected on the Financial Statements are adequate, in accordance with GAAP, to cover material Tax liabilities accruing through the respective dates of such Financial Statements;

(e) to Seller’s knowledge there is no action, suit, proceeding, investigation, audit or claim now proposed or pending against or with respect to the Company or any Subsidiary in respect of any material Tax;

(f) neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(g) neither the Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement whether or not written;

(h) neither the Company nor any Subsidiary has been a member of an affiliated group filing a consolidated federal income tax return other than the group the common parent of which is Yamanouchi U.S. Holding Inc. and that prior to March 4, 2003 was Yamanouchi Group Holding Inc., each being an Affiliate of Seller;

(i) no claim has been made by any Taxing Authority in a jurisdiction where the Company or any Subsidiary does not file Returns that such Company or Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Return;

(j) the Company and each Subsidiary has withheld and paid all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(k) there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary;

(l) Seller is not a foreign person within the meaning of Section 1445 of the Code;

(m) during the two-year period ending on the date hereof, neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 of the Code;

(n) neither the Company nor any Subsidiary has participated in any transaction that is a reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b) with respect to which the Company or any Subsidiary would be required to file a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a); and

(o) no Tax Asset of the Seller Group is currently subject to a limitation under Section 382 of the Code.

Section 3.21. Notes and Accounts Receivable. All notes and accounts receivable of the Company and Subsidiaries are fairly presented on the Balance Sheet as of the Balance Sheet Date, in conformity with GAAP. The collection rates that apply with respect to those notes and accounts receivable (and the notes and accounts receivable that have been or will be accrued after the Balance Sheet Date), considered as a whole, will conform in all material respects to the historical levels that have been experienced by the Company. Such notes and accounts are not subject to any set-offs or counterclaims, except (a) to the extent of any reserves that are reflected on the Balance Sheet and (b) for notes and accounts receivable that have accrued or will accrue after the Balance Sheet Date in an aggregate amount that does not materially deviate from historical levels experienced by the Company with respect to those matters.

Section 3.22. Powers of Attorney. Except as may be granted in the ordinary course of obtaining registrations or grants in connection with Intellectual Property Rights, to the Knowledge of Seller, there are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

Section 3.23. Inventory. The inventory of the Company and the Subsidiaries is fairly presented on the Balance Sheet as of the Balance Sheet Date, in conformity with GAAP. Such inventory (and the inventory acquired, developed or manufactured by the Company or any Subsidiary after the Balance Sheet Date) consists, and will, as of the Closing Date, consist, in the aggregate of items of a quality that is commercially usable in the ordinary course of the Business consistent with past practices, subject only to (a) the reserve for inventory writedowns that are reflected on the Balance Sheet and (b) such exceptions for inventory acquired, developed or manufactured after the Balance Sheet Date as would not result in a Material Adverse Effect.

Section 3.24. Tangible Assets; Sufficiency of Assets. All machinery, equipment and other tangible assets owned by Seller, any of Seller’s Affiliates, the Company or any Company Subsidiary that primarily relate to the Business as conducted by the Company and its Subsidiaries are owned by the Company or its Subsidiaries, as applicable, or will be contributed or made available thereto pursuant to the Ancillary Agreements. Upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and after giving effect to the services and benefits to be provided pursuant to the Ancillary Agreements, the machinery, equipment and other tangible assets of the Company and its Subsidiaries will be sufficient to conduct the business of the Company and its Subsidiaries in substantially the same manner as currently conducted.

Section 3.25. Product Recalls. Schedule 3.25 contains an accurate and complete list, as of the date hereof, of (i) all products of the Business that have been recalled (whether voluntarily or otherwise) by the Company or any Subsidiary or as to which the Company or any Subsidiary has notified any Person in respect thereof, in each case at any time during the past five years and (ii) all proceedings (whether completed or pending) at any time during the past five years seeking the recall, suspension or seizure of, or notification in respect of, any product of the Business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:

Section 4.01. Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably likely to materially affect, impair or delay the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements, as applicable, and the consummation of the transactions contemplated hereby and thereby are within the corporate power of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. Each of this Agreement and the Ancillary Agreements constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its respective terms and conditions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any governmental body, agency or official, other than compliance with any applicable requirements of the HSR Act.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) except as to matters that would not reasonably be expected to materially affect, impair or delay the ability of Buyer to consummate the transactions contemplated by this Agreement, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer.

Section 4.05. Financing. Attached as Annex G hereto is a true, accurate and complete copy of the commitment letter (the “Debt Commitment Letter”) from UBS Securities Inc. and an affiliate (collectively, the “Lender”) pursuant to which the Lender has committed, subject to the terms and conditions set forth therein, to provide or arrange for debt financing (the “Debt Financing”) to Buyer or the Company in connection with the transactions contemplated by this Agreement. Attached as Annex H hereto is a true, accurate and complete copy of the commitment letter from an Affiliate of Buyer (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), which remains in full force and effect as of the date hereof. The proceeds of the Debt Financing, together with the equity capital to be contributed pursuant to the Equity Commitment Letter, will be sufficient to pay the cash portion of the Purchase Price that is payable by Buyer pursuant to this Agreement and to pay the fees and expenses incurred by or on behalf of Buyer and/or any of its Affiliates relating to the transactions contemplated by the this Agreement and the Ancillary Agreements. As of the date of this Agreement, (i) the Commitment Letters have not been withdrawn and (ii) Buyer does not know of any facts or circumstances that would reasonably be expected to result in the withdrawal of the Commitment Letters or any of the conditions set forth in the Commitment Letters not being satisfied.

Section 4.06. Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof, it being understood that the right to dispose of the Shares shall be entirely within the discretion of Buyer (or Buyer’s assignee, as the case may be). Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment, including a complete loss of such investment. Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the 1933 Act and any applicable state or foreign securities laws, except pursuant to registration or an exemption from such registration under such Act and by compliance with such laws.

Section 4.07. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Buyer, threatened against or affecting, Buyer before any arbitrator or Governmental Authority that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.08. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who is or might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.09. Inspections; Limitation of Liability. (a) Buyer is an informed and sophisticated purchaser and is an “Accredited Investor” as that term is defined in Regulation D under the 1933 Act. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer complete and open access to the key employees, documents and facilities of the Company and the Subsidiaries. Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. The parties acknowledge that (i) the representations, warranties and covenants herein were specifically negotiated and without them Buyer would not have entered into this Agreement and, accordingly, its investigation does not in any way limit or otherwise affect Buyer’s rights hereunder, including without limitation in respect of rights to indemnity or under the closing conditions contained in Article 10 and (ii) Buyer’s decision to proceed with the Closing will not terminate or otherwise affect Seller’s liability in respect of pre-Closing breaches of this Agreement or any Ancillary Agreement.

(b) Buyer agrees, to the fullest extent permitted by law, that none of Seller, the Company or any of their respective directors, officers, employees,

shareholders, Affiliates, controlling persons, agents, advisors or representatives shall have any liability or responsibility whatsoever to Buyer or any of its directors, officers, employees, shareholders, Affiliates, controlling persons, agents, advisors or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including in the descriptive memorandum relating to the Company provided to Buyer, in materials furnished in the Company’s data room or otherwise or in presentations by Seller and its Affiliates) to Buyer or any of its directors, officers, employees, shareholders, Affiliates, controlling persons, agents, advisors or representatives, except with respect to the specific representations and warranties of Seller set forth in this Agreement; provided, however, that the foregoing limitation shall not apply to Seller insofar as Seller makes the specific representations and warranties set forth in Article 3 of this Agreement, subject to the limitations and restrictions contained in Article 11, will not limit any Person’s responsibility for fraudulent statements or conduct and will not limit the responsibility of any such Person under so-called fraudulent transfer or equitable principles.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Company. Except as expressly provided in this Agreement or any Ancillary Agreement, as set forth in the Schedules or as may be consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Closing Date, Seller shall cause the Company and each Subsidiary to, and the Company shall and shall cause each Subsidiary to:

(a) conduct its business in the ordinary course consistent with past practice and, without limiting the foregoing:

(i) use all reasonable efforts to preserve intact the business organizations, reputation, properties, assets and relationships of the Company and each Subsidiary with third parties and to keep available the services of the present officers and employees of the Company and each Subsidiary;

(ii) manage working capital (including the timing of payment of accounts payable, collection of accounts receivable and the purchase and management of its inventory) in the ordinary course consistent with past practice; and

(iii) satisfy all of its capital commitments and continue to make capital expenditures in accordance with the plan specified in Annex F hereto;

(b) not do any of the following:

(i) adopt or propose any change in the Company’s certificate of incorporation or bylaws;

(ii) other than to the Company or a Subsidiary, sell, transfer, pledge, dispose of or encumber any shares or interests of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares or interests of any class or series of its capital stock;

(iii) except as set forth in Section 7.04, redeem, purchase or otherwise acquire directly or indirectly any shares or interests of any class or series of its capital stock, or any instrument or security that consists of or includes a right to acquire such shares or interest;

(iv) except as set forth in Section 7.04, incur or assume any debt for borrowed money other than Intercompany Accounts, trade payables in the ordinary course or letters of credit in favor of contractual counterparties entered into consistent with past practice and in the ordinary course; or modify the terms of any existing indebtedness other than in the ordinary course; or assume or guarantee the obligations of any other Person;

(v) merge or consolidate with any other Person or acquire or lease a material amount of assets or property (other than inventory) from any other Person, except for acquisitions of assets through capital expenditures made in accordance with Section 5.01(a)(iii);

(vi) sell, lease, license or otherwise dispose of any material assets or property except (A) pursuant to existing contracts or commitments or (B) otherwise in the ordinary course consistent with past practice;

(vii) change in any material respect any of the accounting methods or principles used by it unless required by GAAP;

(viii) except as required by law or any Employee Plan in effect on the date of this Agreement or in the ordinary course of business consistent with past practice, increase in any manner the compensation or benefits of, or pay any bonus to any employee of the Company or any

Transferred Employee not provided for under any contract that has been disclosed to the Buyer or any Employee Plan;

(ix) except as required by law or any Employee Plan in effect on the date of this Agreement or in the ordinary course of business consistent with past practice, pay to any employee of the Company or any Transferred Employee any material benefit not provided for under any contract that has been disclosed to the Buyer or Employee Plan as in effect on the date of this Agreement other than the payment of base compensation (inclusive of overtime, commissions, incentive pay and the like);

(x) except as required by law or any Employee Plan in effect on the date of this Agreement or in the ordinary course of business consistent with past practice, take any action to fund or in any other way secure the payment of compensation or benefits under any contract or Employee Plan (including, but not limited to, accelerated vesting or payment);

(xi) except as required by law or any Employee Plan in effect on the date of this Agreement or in the ordinary course of business consistent with past practice, adopt, enter into, amend or terminate any Employee Plan;

(xii) materially increase the benefits payable under any Employee Plan, other than wage and salary increases in the ordinary course of business consistent with past practice;

(xiii) declare, set aside or pay any dividend or make any distribution with respect to its capital stock, including any spin-off, split-off or split-up transaction, other than the sweeping of cash to accounts of Seller or its Affiliates in the ordinary course of business consistent with past practice;

(xiv) enter into any new or successor collective bargaining agreement with any labor organization representing employees of the Company or any Subsidiary without the advice and consent of Buyer;

(xv) take any action that would (A) make any representation or warranty of Seller hereunder inaccurate at the Closing Date or (B) result in any breach of any covenant of Seller, in each case such that the closing condition in Section 10.02(a) would not be satisfied as of such date;

(xvi) make or change any Tax election, change any annual accounting period, adopt or change any Tax accounting method, file any amended Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any Subsidiary, surrender any right to claim a refund of Taxes or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any Subsidiary, if such election, adoption, change, amendment, agreement, settlement, surrender or consent would have the effect of materially increasing the Tax liability of the Company or any Subsidiary for any Post-Closing Tax Period; or

(xvii) agree or commit to do any of the foregoing.

Section 5.02. Access to Information. (a) From the date hereof until the Closing Date, Seller will (i) give, and will cause the Company and each Subsidiary to give, Buyer, its counsel, financial advisors, auditors, environmental consultants and other authorized representatives, and Buyer’s financing sources and their advisors and representatives, reasonable access during normal business hours to the offices, properties, books and records of the Company and the Subsidiaries and to the books and records of Seller relating to the Company and the Subsidiaries, (ii) furnish, and will cause the Company and each Subsidiary to furnish, to Buyer, its counsel, financial advisors, auditors, environmental consultants and other authorized representatives, and Buyer’s financing sources and their advisors and representatives, such financial and operating data and other information relating to the Company or any Subsidiary as such Persons may reasonably request and (iii) instruct the employees, counsel, accountants and financial advisors of Seller or the Company or any Subsidiary to make themselves available and to cooperate with Buyer, Buyer’s environmental consultants and Buyer’s financing sources and their advisors and representatives in their investigation of the Company or any Subsidiary and in connection with any financing contemplated by the Debt Financing or Section 7.0l(c) of this Agreement. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller, its Affiliates, the Company or the Subsidiaries. Notwithstanding the foregoing, Buyer shall not have access to (x) personnel records of the Company and the Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in Seller’s good faith opinion is sensitive or the disclosure of which would subject Seller or its Affiliates, the Company or any Subsidiary to risk of liability or (y) conduct any “Phase II” environmental audits or other intrusive sampling.

(b) On and after the Closing Date, upon request and subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or observe any confidentiality agreement or policy, Seller will afford to Buyer and its agents reasonable access during Seller’s or the applicable Affiliate’s normal business hours to its books of account, financial and other records (including, without limitation, accountant’s work papers), insurance policies, information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Company or any Subsidiary, and will cause its insurers to cooperate with Buyer and its agents with respect to any such audits, inquiries, investigations, disputes or litigation; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller. Buyer shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees) reasonably incurred in connection with the foregoing. Seller will hold, and will use all reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company or any of its Subsidiaries provided by Buyer to Seller pursuant to this Section 5.02(b).

(c) With respect to any Damage suffered by the Company or any of its Subsidiaries after the Closing Date relating to, resulting from or arising out of the conduct of the Business prior to the Closing Date, for which Seller or any of its Affiliates would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by Seller or for the benefit of Seller or the Company, in respect of the Business, the Company or any of its Subsidiaries or any product or employee of the Company, at the request of Buyer, Seller will use its reasonable efforts to assert, or to assist Buyer and, after the Closing, the Company or any of its Subsidiaries to assert, one or more claims under such policy of insurance covering such loss, liability or damage if Buyer or, after the Closing, the Company or any of its Subsidiaries is not itself entitled to assert such claim; provided that all of Seller’s out-of-pocket costs and expenses incurred in connection with the foregoing are promptly reimbursed by Buyer. Nothing in this Section 5.03(c) shall affect or modify or be deemed to affect or modify in any way any of Seller’s obligations under Article 11 of the Agreement.

Section 5.03. Notices of Certain Events. Seller shall promptly notify Buyer of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced relating to Seller or the Company or any Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12.

No disclosure by Seller pursuant to this Section 5.03, however, will be deemed to amend or supplement any Schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant unless such disclosure is accepted in writing by Buyer as an amendment or supplement to the Schedules, as the case may be, or as a waiver of any misrepresentation or breach.

Section 5.04. Exclusivity. Between the date of this Agreement and the earlier of the Closing Date or date of termination of this Agreement in accordance with Article 12 hereof, Seller shall not, and shall not permit the Company or any of the Subsidiaries or their respective representatives or directors to (a) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to a transaction involving the direct or indirect acquisition of a controlling interest in the Company or any Subsidiaries (directly or by a merger, consolidation, asset acquisition, joint venture or similar transaction (a “Competing Transaction”) or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to seek or enter into a Competing Transaction. Seller shall promptly disclose to Buyer the existence or occurrence of any proposal or offer that it may receive in respect of any Competing Transaction and identity of the Person from whom such a proposal or offer is received and the material terms thereof.

Section 5.05. Confidentiality. Seller shall, and shall cause its Affiliates to, keep confidential any Confidential Information that Seller or any such Affiliate may retain following the Closing, except to the extent such information (a) is or becomes public, except through the disclosure of such information by Seller or any of its Affiliates; (b) becomes available to Seller or any of its Affiliates from a third party that is not, to the Knowledge of Seller, required to keep that information confidential; or (c) is required to be disclosed by Seller or any of its Affiliates pursuant to any law, rule, regulation or court order, provided that, to the extent consistent with that law, rule, regulation or court order, Seller or the relevant Affiliate shall give Buyer prior notice of that impending disclosure and the opportunity to object to or minimize that disclosure. Seller will use its commercially reasonable efforts to obtain, at the reasonable request and expense of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer will designate.

Section 5.06. Covenant Not to Compete; Non-Disparagement.

(a) For five years after the Closing Date, Seller will not, and will cause its Affiliates not to, engage, directly or indirectly, or maintain any interest in, or provide or arrange any financing for, any person or entity (whether as director, officer, employee, agent, representative, security holder, equity owner, partner, member, consultant or otherwise) engaged in the Business (a “Competing

Business”); provided, however, that (i) if Seller or any of its Affiliates is or becomes an owner of less than 5% of the outstanding stock of any publicly traded corporation, then it shall not be deemed to engage solely by reason thereof in a Competing Business and (ii) nothing in this Agreement shall limit, restrict or otherwise affect (A) the acquisition and subsequent ownership and operation by Seller or any of its Affiliates of a diversified company having not more than 15% of its sales (based on its latest published annual audited financial statements) attributable to a Competing Business or (B) the activities as of the date of this Agreement of Shaklee, Shaklee Japan, or their respective Subsidiaries. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.06 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(b) Without limiting the generality of Section 5.06(a) above, Seller further agrees that during the applicable period specified in Section 5.06(a) above, it will not, and will cause its Affiliates not to, directly or indirectly, solicit, induce or in any manner encourage (i) any independent contractor, producer, agent or business partner of the Company or any Subsidiary, whose relationship with the Company or any Subsidiary is material to the Company or such Subsidiary, as the case may be, or any present employee of the Company or any Subsidiary or an employee during the applicable period specified in Section 5.06(a) above, to leave the employ of the Company or any Subsidiary or otherwise terminate his or her relationship with the Company or any Subsidiary and (ii) any manufacturer, vendor or customer of the Company or any Subsidiary to terminate its relationship or reduce its level of business with the Company or such Subsidiary, as the case may be. The foregoing will not prohibit Seller from placing advertisements in publications of general circulation or from soliciting or employing any individual who has received notice of termination from, or ceases to be employed by, the Company or any Subsidiary.

(c) Without limiting the generality of Sections 5.06(a) and (b) above, Seller further agrees that during the applicable period specified in Section 5.06(a) above, it will not, and will cause its Affiliates not to, directly or indirectly, make any oral or written statement or publication with respect to the Company or any Subsidiaries or any of their stockholders, directors, officers, employees, lenders or their respective Affiliates which disparages or denigrates, or could reasonably be interpreted as, disparaging or denigrating, the Company or any Subsidiaries or any of their stockholders, directors, officers, employees, lenders or their respective Affiliates.

Section 5.07. Labor Matters. Prior to the Closing Date, Seller shall cause the Company and its Subsidiaries not to take any employment action that would result in a “plant closing” or “mass lay-off” within the definition of the WARN Act or any similar state plant closing laws without the advice and consent of Buyer, which shall not be unreasonably withheld.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. Access; Seller Confidentiality. Upon request and subject to any limitations that are reasonably required to preserve or observe any confidentiality agreement or policy, Buyer will cause the Company and each Subsidiary, on and after the Closing Date, to afford to Seller and its agents reasonable access to their properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder for any period ending on or before the Closing Date or any taxable period beginning on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer.

Section 6.02. Insurance. (a) Schedule 6.02 contains a list of Insurance Policies to which the Company shall retain its rights following the Closing, subject to the consent of the respective insurers (the “Transferred Insurance Policies” and all other Insurance Policies, the “Non-Transferred Insurance Policies”). Buyer shall not, and shall cause its Affiliates not to, assert, by way of claim, action, litigation or otherwise, any right to or benefit under any Non-Transferred Insurance Policy. Seller and its Affiliates shall retain all right, title and interest in and to the Insurance Policies, other than (i) the Transferred Insurance Policies, including the right to any credit or return of premiums due, paid or payable in connection with the termination thereof and (ii) to the extent set forth in Section 11.04(a).

(b) At the Closing, Buyer shall release, and shall cause its Affiliates to release, all rights to all Non-Transferred Insurance Policies or similar insurance (other than the Transferred Insurance Policies) that covered the Company or any Subsidiary prior to the Closing Date. All Non-Transferred Insurance Policies issued prior to the Closing Date and all rights thereunder shall remain with Seller or Seller’s Affiliates.

Section 6.03. Indemnification of Directors and Officers. Buyer acknowledges the Company’s obligations pursuant to the Company’s indemnification agreements with the Company Employees listed on Schedule

3.11. The provisions of this Section 6.03 are intended to be for the benefit of, and will be enforceable by, each current or former director or officer of the Company or its Subsidiaries at or prior to the Closing (including, without limitation, any director or officer of Seller who shall become a director or officer of the Company or a Subsidiary at or prior to the Closing), and the respective heirs and representatives of each such Person, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement (including any provision of this Article 7) will be interpreted to require Buyer to agree to any divestiture, hold-separate or other order or decree, or expend or become obligated to expend any amount of money or provide other value (other than customary transaction and incidental expenses) to obtain any consent or approval required hereunder. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof and agrees to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. The fees in respect of such filing and other actions shall be shared equally by Buyer and Seller.

(c) Without limiting the generality of Section 7.01(a) above, Buyer shall use all commercially reasonable efforts to obtain the Debt Financing. If all or any portion of the Debt Financing becomes unavailable, regardless of the reason,

Buyer shall use commercially reasonable efforts to obtain alternative financing from a third party with aggregate proceeds that are equal to that of the Debt Financing (or the relevant portion thereof, as applicable) on substantially comparable or more favorable terms from other sources.

Section 7.02. Certain Filings. Subject to the limitation contained in Section 7.01(a) above, Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Public Announcements. The parties agree that (a) the transactions contemplated hereby will be announced to the public pursuant to a press release substantially in the form attached as Annex B hereto and (b) prior to Closing, neither party will issue any other press release or make any other public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other, except for any press releases and public announcements the making of which may be required by applicable law or any listing agreement with any national securities exchange (in which case the disclosing party shall advise the other party prior to making such disclosure).

Section 7.04. Intercompany Accounts. As of the Closing Date, all Intercompany Accounts shall be canceled without any payment of funds. In addition, except as otherwise expressly contemplated by this Agreement and the Ancillary Agreements, all agreements and commitments, whether written, or otherwise, that are solely between the Company or any Subsidiary, on the one hand, and Seller or any of its Affiliates, on the other hand, shall be terminated and of no further effect, simultaneously with the Closing and without any further action or liability on the part of the parties hereto.

Section 7.05. Factory Mutual Insurance Claim. Buyer acknowledges the existence of Seller’s insurance claim against Factory Mutual Insurance Company in respect of the damage to the Company’s inventory caused by Hanson Cold Storage Company in November 2001 and agrees that it will cause the Company to use all reasonable efforts to assist and cooperate with Seller in pursuing and collecting such claim, including making its employees available for testimony and such other assistance as Seller reasonably may require, provided that doing so does not significantly interfere with the continued conduct of the Business of the Company and its Subsidiaries. On and after the Closing Date, Seller will reimburse the Company all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with any assistance that the Company, any Subsidiary, or any employees of the Company or any Subsidiary may provide pursuant to this Section 7.05 in connection with such claim. In no event, however, will any such employee spend more than two business days cooperating with respect to such claim without the Company’s prior written consent, which shall not be unreasonably withheld.

Section 7.06. Labor And Employment Matters. Seller and Buyer shall cooperate with one another with respect to the administration and transition of labor and employment matters prior to the Closing Date and to effect the transactions contemplated by this Agreement and the Ancillary Agreements. Prior to the Closing Date, Seller shall cause the Company and its Subsidiaries to comply with any obligations to notify and/or bargain with labor organizations representing employees of the Company or any Subsidiary regarding the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 7.07. Sumitomo Letters Of Credit. Buyer acknowledges that Seller has entered into certain letters of credit and a related uncommitted credit facility provided by the Sumitomo Mitsui Banking Corporation in the ordinary course of business and in favor of certain contractual counterparties of the Company and its Subsidiaries under commitments made in the ordinary course of business prior to the Closing (together, the “Sumitomo LCs”). Schedule 7.07 contains a list of the Sumitomo LCs as of the date specified therein. On and after the Closing Date, Buyer will cause the Company to indemnify Seller and its Affiliates from and against any Damages resulting from any failure or delay in making a payment under (or any other breach of its or its Subsidiaries’ obligations under) the Sumitomo LCs or any agreement or instrument evidencing obligations or liabilities supported by the Sumitomo LCs, as the case may be, provided that such obligations arise as a result of the conduct of the business by the Company and the Subsidiaries in the ordinary course and not in breach of this Agreement. Immediately upon termination of Seller’s obligations in respect of the Sumitomo LCs, Buyer shall obtain or shall cause the Company to obtain the release of all Sumitomo LCs from the beneficiaries thereof, including, if necessary, through cash collateralization of the underlying obligation or liability of the Company or any relevant Subsidiary. Seller agrees that, following the Closing, Seller will not enter into any credit enhancement arrangements similar to the Sumitomo LCs for the benefit of the Company and its Subsidiaries.

Section 7.08. Phase I Environmental Report. Buyer and Seller will use their reasonable best efforts to enable Buyer to receive from an independent environmental consultant chosen by Buyer a “Phase I” report relating to such of the properties currently owned by the Company as Buyer determines.

ARTICLE 8

TAX MATTERS

Section 8.01. Tax Covenants. (a) Buyer will not cause or permit the Company, any Subsidiary or any Affiliate of Buyer (i) to take any action on the Closing Date without Seller’s prior written consent, which shall not be unreasonably withheld, other than (A) pursuant to transactions contemplated by this Agreement or the Ancillary Agreements or (B) in the ordinary course of business, including, but not limited to, the distribution of any dividend or the effectuation of any redemption, that could give rise to any Tax liability or reduce any Tax Asset of the Seller Group or give rise to any loss of Seller or the Seller Group under this Agreement or (ii) to make any election or deemed election under Section 338 of the Code or any comparable provision under applicable foreign, state or local law.

(b) All Returns required to be filed after the Closing Date with respect to the Company or any Subsidiary that either (i) are Seller Group Returns or (ii) are Income Tax Returns that do not include any Post-Closing Tax Period will be filed by Seller when due (taking into account any extension of a required filing date). Subject to Section 8.01(f), all amounts with respect thereto will be paid solely by Seller. Any such Returns shall be prepared by Seller in a manner consistent with past practice, except as required by relevant Tax law. Seller shall allow Buyer 45 days in which to review any such Returns that are not Seller Group Returns (together with schedules, statements and, to the extent requested by Buyer, supporting documentation) prior to their due date (including extensions) to determine whether such Returns are inconsistent with past practice. Buyer shall have the right to review all work papers and procedures used to prepare any such Return that is not a Seller Group Return. If Buyer, within 30 Business Days after delivery of any such Return, notifies Seller in writing that it objects to any items in such Return, the disputed items shall be resolved pursuant to Section 8.01(i). If Buyer does not respond within 30 business days, Buyer shall not be entitled to object to any item in such Return and Seller shall file such Return.

(c) Except as provided in Section 8.01(b), Buyer shall cause the Company to prepare all Returns required to be filed by the Company or any Subsidiary after the Closing Date with respect to any Pre-Closing Tax Period. Buyer shall timely file, or cause to be timely filed, all such Returns. Any such Returns shall be prepared in a manner consistent with past practice, except as required by relevant Tax law. Buyer shall allow Seller 45 days in which to review such Returns other than any Returns filed on a monthly basis (“Monthly Returns”) (together with schedules, statements and, to the extent requested by Seller, supporting documentation) and 8 days in which to review Monthly Returns (together with schedules, statements and, to the extent requested by Seller, supporting documentation) prior to their due date (including extensions). Seller shall have the right to review all work papers and procedures used to prepare any such Return. If Seller, within 30 Business Days after delivery of any such Return, or 5 days in the case of Monthly Returns, notifies Buyer in writing that it objects to any items in such Return, the disputed items shall be resolved pursuant to Section 8.01(i). If Seller does not respond within the relevant time period described in the previous sentence, Seller shall not be entitled to object to any item in such Return and Buyer shall file such Return. Seller shall pay Buyer the amount of any Taxes shown as due and payable on such Return relating to a Pre-Closing Tax Period no later than 5 days prior to the filing date of such Return.

(d) Except as otherwise provided herein, Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes and interest thereon received by Buyer, any Affiliate of Buyer, the Company, or any Subsidiary attributable to Taxes paid by Seller, the Company or any Subsidiary (or any predecessor or Affiliate of Seller) with respect to any Pre-Closing Tax Period; provided, however, that any amounts payable by Buyer to Seller shall be net of any Tax effect on Buyer or the Company attributable to the receipt of such refund or interest. If, in lieu of receiving any such refund, the Company or any Subsidiary reduces a Tax liability with respect to a Post-Closing Tax Period or increases a Tax credit that can be carried forward to a Post-Closing Tax Period, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax liability or the amount of any benefit resulting from such increase in a Tax credit carryforward, as the case may be, when actually realized by the Company or Subsidiary. The amount of the benefit resulting from an increase in a Tax credit carryforward during any Tax period shall be the excess of (i) the amount of Taxes that would have been payable to a Taxing Authority by the Company or any Subsidiary with respect to such Tax period in the absence of such Tax credit carryforward over (ii) the actual amount of Taxes payable to a Taxing Authority by the Company or any Subsidiary with respect to such Tax period. If Buyer exercises the Buyer Carryback Waiver Option, then Seller shall promptly pay or cause to be paid to Buyer all refunds of Taxes and interest thereon received by Seller or any Affiliate of Seller attributable to the use in any Pre-Closing Tax Period of any Tax Asset of the Company or any Subsidiary arising in a Post-Closing Tax Period (other than the Post-Closing Company NOL); provided, however, that any amounts payable by Seller to Buyer shall be net of any Tax effect on Seller or its Affiliates attributable to the receipt of such refund or interest. If, in lieu of receiving any such refund, Seller or any of its Affiliates reduces a Tax liability with respect to a Pre-Closing Tax Period, Seller shall promptly pay or cause to be paid to Buyer the amount of such reduction in Tax liability when actually realized by Seller. Seller shall promptly pay or cause to be paid to Buyer all refunds of Taxes and interest thereon received by Seller or any of its Affiliates attributable to Taxes paid by the Company or any Subsidiary with respect to any Post-Closing Tax Period.

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) (“Transfer Taxes”) shall be borne and paid 50% by Buyer and 50% by Seller, and Seller will file all necessary Returns and other documentation with respect to all such Taxes and fees, and the costs and expenses associated with the preparation and filing of such Returns shall be paid 50% by Seller and 50% by Buyer. If required by applicable law, Buyer will, and will cause its Affiliates to, join in the execution of any such Returns and other documentation.

(f) Notwithstanding Section 8.04(a), Buyer agrees that Seller is to have no liability for any Tax resulting from any action, referred to in Section 8.01(a), of the Company, any Subsidiary, Buyer or any Affiliate of Buyer, and agrees to indemnify and hold harmless Seller and its Affiliates against (i) any such Tax, (ii) any Tax incurred or suffered by Seller or any of its Affiliates, arising out of a breach by Buyer or any Affiliate of Buyer of any other covenant or agreement contained in this Article 8, (iii) any Tax imposed on the Company or any Subsidiary that is not subject to Seller’s indemnification obligation under Section 8.04(a) or under Article 11, and (iv) any liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorney’s fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax described in clause (i), (ii) or (iii) above. If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to this Section 8.01(f) is asserted in writing against Seller or any of its Affiliates, Seller shall notify Buyer of such claim or demand within 10 days of receipt thereof, or such earlier time that would allow Buyer to timely respond to such claim or demand, and shall give Buyer such information with respect thereto as Buyer may reasonably request. Buyer may discharge, at any time, its indemnification obligation under this Section by paying to Seller the amount reasonably agreed by Buyer and Seller to be due pursuant to this Section, calculated on the date of such payment. Buyer may, at its own expense, participate in and, upon notice to Seller, assume the defense of any such claim, suit, action, audit, litigation or proceeding to the extent such claim, suit, action, audit, litigation or proceeding relates to a matter indemnifiable by Buyer pursuant to this Section 8.01(f) (an “Other Tax Matter”); provided that Buyer may participate in but not assume the defense of any Other Tax Matter that relates to any Tax or Return of Seller Group. If Buyer assumes such defense, Buyer shall have the sole discretion as to the conduct of such defense and Seller shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Buyer. Whether or not Buyer chooses to defend or prosecute any claim, all of the parties hereto shall cooperate, and the Company shall cooperate and shall cause the Subsidiaries to cooperate, in the defense or prosecution thereof. Buyer shall not enter into any settlement of or otherwise compromise any such Other Tax Matter to the extent that it affects or may affect Seller or any Affiliate of Seller without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Buyer shall keep Seller fully and timely informed with respect to the commencement, status, and nature of any such Other Tax Matter, and will, in good faith, allow Seller to consult with it regarding the conduct of or positions taken in any such proceeding. In the case of any Other Tax Matter that relates to any Tax or Return of Seller Group, Seller shall keep Buyer fully and timely informed with respect to the commencement, status, and nature of any such Other Tax Matter, and will, in good faith, allow Buyer to consult with it regarding the conduct of or positions taken in any such proceeding.

(g) Buyer shall not be liable under this Section for (i) any Tax the payment of which was made without Buyer’s prior written consent, except to the extent (A) such Tax is paid pursuant to a Final Determination or (B) the nonpayment of such Tax would subject the employees, officers or directors of Seller or the employees, officers or directors of Seller’s Affiliates to Taxes, penalties or fines or (ii) any settlements effected without the consent of Buyer, or resulting from any claim, suit, action, litigation or proceeding with respect to which Buyer was not notified pursuant to Section 8.01(f), in each case, to the extent Buyer’s liability under this Section is adversely affected as a result thereof.

(h) Neither Buyer nor any of its Affiliates shall amend, refile, or otherwise modify any Return for a Pre-Closing Tax Period to the extent that it relates to the Company or any Subsidiary, without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required unless such amendment could reasonably be expected to have an adverse impact on Seller or any of its Affiliates for any Pre-Closing Tax Period. Neither Seller nor any of its Affiliates shall amend, refile, or otherwise modify any Return for a Pre-Closing Tax Period to the extent that it relates to the Company or any Subsidiary, without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required unless such amendment could reasonably be expected to have an adverse impact on the Buyer or any of its Affiliates for any Post-Closing Tax Period.

(i) If Seller, on the one hand, and Buyer, on the other hand, disagree as to the treatment of any item on any Return, Seller and Buyer shall promptly consult each other in an effort to resolve such dispute in good faith. If any such point of disagreement cannot be resolved within fifteen (15) days of the date of consultation, the Independent Accountants shall resolve any remaining disagreements. The determination of the Independent Accountants shall be final, conclusive and binding on the parties. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller. Nothing in this Agreement shall prevent the timely filing (taking into account all available extensions) of a Return by the preparing party. However, the preparing party shall file an amended Return to reflect resolution of the items in dispute by the parties or the Independent Accountant, as the case may be.

Section 8.02. Tax Sharing. Any and all existing Tax sharing agreements (whether or not written) between the Company or any Subsidiary, on the one hand, and any member of the Seller Group, on the other hand, shall be terminated as of the Closing Date. After such date neither the Company nor any Subsidiary nor Seller nor any Affiliate of Seller shall have any further rights or liabilities thereunder. This Agreement shall be the sole Tax sharing agreement between the Company or any Subsidiary, on the one hand, and any member of the Seller Group, on the other hand.

Section 8.03. Cooperation on Tax Matters. Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably necessary for the filing of any return (including any report required pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Company and the Subsidiaries until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. The Company agrees to give Seller reasonable notice prior to the Company or any Subsidiary transferring, discarding or destroying any such books and records relating to Tax matters and, if Seller so requests, the Company and its Subsidiaries shall allow Seller to take possession of such books and records. Buyer and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving the Company or any Subsidiary for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection. Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement.

Section 8.04. Indemnification by Seller. (a) Seller hereby indemnifies Buyer against and agrees to hold it harmless from (i) any Tax of the Company or any Subsidiary relating to a Pre-Closing Tax Period, (ii) all Taxes resulting from the Company or any Subsidiary having been on or prior to the Closing Date a member of any affiliated, consolidated, combined or unitary group that includes any person other than the Company or any Subsidiary, (iii) any and all Taxes of any Person other than the Company or any Subsidiary imposed on the Company or any Subsidiary as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to any event or transaction occurring on or before the Closing Date, (iv) any Tax incurred or suffered by Buyer or any of its Affiliates, arising out of a breach by Seller or any Affiliate of Seller of any representation, warranty, covenant or agreement contained in Section 3.20, Section 5.01(b)(xvi) or this Article 8, (v) any Tax of the Company or any Subsidiary (A) relating to a Post-Closing Tax Period that is attributable to any Prior 382 Limitation or any net unrealized built-in loss (within the meaning of Section 382(h) of the Code and Treasury Regulation Section 1.1502-91(g)) existing as of the Closing Date (a “NUBIL”) of any consolidated group or loss subgroup of which the Company or any Subsidiary was a member on the Closing Date (a “Loss Group”) or a NUBIL of any of the Company or a Subsidiary to the extent such entity is not included in a Loss Group or (B) relating to a Tax period (or portion thereof) beginning after the Closing Date and ending on or before November 30, 2004 that is attributable to the method of accounting used by the Company or any of its Subsidiaries with respect to rose plant production operations on or before the Closing Date, and (vi) liabilities, damages, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), arising out of or incident to the imposition, assessment or assertion of any such Tax described in clauses (i), (ii), (iii), (iv) or (v), including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, in each case incurred or suffered by Buyer, any of its Affiliates or, effective upon the Closing, the Company, or any Subsidiary (the sum of (i), (ii), (iii), (iv), (v) and (vi) being referred to as a “Loss”); provided, however, that Seller shall have no liability for the payment of any Loss attributable to or resulting from any action described in Section 8.01(a) hereof, including, but not limited to, an election made or deemed made by Buyer under Section 338 of the Code or any comparable provision of applicable law; and provided, further, that for the avoidance of doubt, Seller shall have no liability for Taxes of the Company or any Subsidiary relating to a Post-Closing Tax Period, except to the extent that such Taxes are expressly described in clause (v) of this Section 8.04(a). To the extent Seller’s indemnification obligation arises as a result of the application of clause (iv) and some other clause of this Section 8.04(a), Seller’s indemnification obligation shall be deemed not to arise under clause (iv) of this Section 8.04(a), and such other clause shall apply.

(b) For purposes of this Agreement, in the case of any Taxes that are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax related to the portion of such Tax period ending on the Closing Date shall (x) in the case of any Taxes other than gross receipts, sales or use, value added, employment and withholding Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income and any gross receipts, sales or use, value added, employment or withholding Tax, be deemed equal to the amount that would have been payable if the relevant Tax period had ended on the Closing Date. The portion of Tax attributable to such period beginning after the Closing Date shall be calculated in a corresponding manner. Any credits or refunds relating to a Tax period that begins before and ends after the Closing Date shall be apportioned to the portion of such period ending on the Closing Date and the portion of such period beginning after the Closing Date by applying the principles set forth in the previous sentences. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company and the Subsidiaries, unless otherwise required by Tax law.

(c) Except as otherwise provided herein, any payment by Seller pursuant to this Section shall be made not later than 30 days after receipt by Seller of written notice from Buyer stating that any Loss has been paid by Buyer, any of its Affiliates or, effective upon the Closing, the Company or any Subsidiary and the amount thereof and of the indemnity payment requested.

(d) (i) If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to Section 8.04(a) is asserted in writing against Buyer, any of its Affiliates or, effective upon the Closing, the Company or any Subsidiary, Buyer shall notify Seller of such claim or demand within 10 days of receipt thereof, or such earlier time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request. Seller may discharge, at any time, its indemnification obligation under this Section by paying to Buyer the amount reasonably agreed by Buyer and Seller to be due pursuant to this Section, calculated on the date of such payment.

(ii) Seller may, at its own expense, participate in and, upon notice to Buyer, assume the defense of any claim, suit, action, audit, litigation or proceeding to the extent such claim, suit, action, audit, litigation or proceeding relates to a matter indemnifiable by Seller pursuant to this Section 8.04 other than a Straddle Tax Matter (a “Tax Matter”). If Seller assumes such defense, Seller shall have the sole discretion as to the conduct of such defense and Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate, and the Company shall cooperate and shall cause the Subsidiaries to cooperate, in the defense or prosecution thereof. Seller shall not enter into any settlement of or otherwise compromise any such Tax Matter to the extent that it relates to the Company or any Subsidiary and affects or may affect the Tax liability of Buyer, the Company, any Subsidiary, or any Affiliate of the foregoing for any Post-Closing Tax Period without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed. Seller shall keep Buyer fully and timely informed with respect to the commencement, status, and nature of any such Tax Matter, and will, in good faith, allow Buyer to consult with it regarding the conduct of or positions taken in any such proceeding.

(iii) Buyer shall have the sole discretion as to the conduct of the defense of any claim, suit, action, audit, litigation or proceeding relating to a matter indemnifiable pursuant to Section 8.04(a) and relating to a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Tax Matter”), and Seller shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Buyer. Notwithstanding the foregoing, Seller, upon notice to Buyer, may assume the defense of any such Straddle Tax Matter if Seller’s potential indemnification obligation under this Agreement for such Straddle Tax Matter (based on the amount set forth in the claim or demand of the relevant Taxing Authority) exceeds Buyer’s liability for such period as determined under Section 8.04(b), in which case Buyer shall have the right (but not the duty) to participate in the defense thereof and employ counsel, at its own expense, separate from the counsel employed by Seller. All of the parties hereto shall cooperate, and the Company shall cooperate and shall cause the Subsidiaries to cooperate, in the defense or prosecution of any Straddle Tax Matter. The party in control of the defense of a Straddle Tax Matter (the “Controlling Party”) shall not enter into any settlement of or otherwise compromise any such Straddle Tax Matter to the extent that it relates to the Company or any Subsidiary and affects or may affect the Tax liability of the party not in control of the defense of the Straddle Tax Matter (the “Non-Controlling Party”) or its Affiliates without the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld or delayed. The Controlling Party shall keep the Non-Controlling Party fully and timely informed with respect to the commencement, status, and nature of any such Straddle Tax Matter, and will, in good faith, allow the Non-Controlling Party to consult with it regarding the conduct of or positions taken in any such proceeding.

(e) Seller shall not be liable under this Section for (i) any Tax the payment of which was made without Seller’s prior written consent, except to the extent (A) such Tax is paid pursuant to a Final Determination, (B) such Tax is shown on a Return filed by Buyer and reviewed and approved (or has not been objected to) by Seller pursuant to Section 8.01(c) or (C) the nonpayment of such Tax would subject the employees, officers or directors of Buyer or the employees, officers or directors of Buyer’s Affiliates to Taxes, penalties or fines or (ii) any settlements effected without the consent of Seller which consent shall not be unreasonably withheld or delayed, or resulting from any claim, suit, action, litigation or proceeding with respect to which Seller was not notified pursuant to Section 8.04(d), in each case, to the extent Seller’s liability under this Section is adversely affected as a result thereof.

Section 8.05. Purchase Price Adjustment. Any amount paid by Seller or Buyer under Article 8 or Article 11 will be treated as an adjustment to the Purchase Price unless otherwise required by Law.

Section 8.06. Treatment of Certain Tax Attributes. (a) Except as otherwise provided herein, Buyer shall, or shall cause or permit the Company to, carry back the United States federal net operating losses (as defined in Section 172 of the Code) attributable to the Company and its Subsidiaries for the taxable year beginning on the day after the Closing Date and ending on November 30, 2004 (the “First Tax Year”) as determined under applicable law (the “Post-Closing Company NOL”) to Pre-Closing Tax Periods to the extent permitted by applicable law. Seller shall be entitled to any Tax refund, offset or other reduction in Income Tax liability of the Seller Group associated with the carryback of any Post-Closing Company NOL.

(b) Buyer shall timely file, or cause to be filed, the federal income Tax Return with respect to the Company and its Subsidiaries for the First Tax Year (the “First Tax Return”). Such First Tax Return shall be prepared in a manner consistent with past practice, except as required by applicable Law. Buyer shall allow Seller 35 days in which to review and comment on such First Tax Return (together with schedules, statements and, to the extent requested by Seller, supporting documentation) prior to filing to determine whether such First Tax Return is inconsistent with past practice. Seller shall have the right to review all work papers and procedures used to prepare such First Tax Return. Buyer shall consider all comments made by Seller in good faith. Within 5 Business Days after the end of such 35-day period, Seller shall pay to Buyer the amount calculated under Section 8.06(e). If Seller does not pay such amount within 20 Business Days after the end of such 35-day period, Buyer may, notwithstanding anything to the contrary herein, in its sole and absolute discretion, elect to waive the carryback of the Post-Closing Company NOL (the “Buyer Carryback Waiver Option”). If Buyer elects the Buyer Carryback Waiver Option, Buyer shall promptly notify Seller of such election and (i) Seller shall have no further liability for the amount calculated under Section 8.06(e), (ii) Buyer, the Company and their Affiliates shall have no obligation to Seller or any of its Affiliates in connection with the Post-Closing Company NOL, (iii) Seller shall have no right to any subsequent review of the First Tax Return and (iv) the provisions of paragraphs (a), (c), (d), (e), (f), (g), (h) and (i) of this Section 8.06 shall not apply.

(c) Buyer shall cooperate with Seller in filing or causing to be filed a timely IRS Form 1139 with respect to any Tax refund associated with the carryback of any Post-Closing Company NOL; provided, Buyer shall have no obligation to cooperate until Seller pays the amount calculated under Section 8.06(e) in the time period provided in Section 8.06(b).

(d) Except as otherwise provided herein, Buyer shall not, and shall not cause or permit the Company or any Subsidiary to, elect to relinquish any carryback of the Post-Closing Company NOL. Buyer and Seller shall not make or shall not cause any of their Affiliates to make any election under Treasury Regulation Section 1.1502-76(b)(2)(ii). Buyer shall not cause or permit the Company, any Subsidiary or any Affiliate of Buyer to make any tax election that would reduce the ability of the Seller Group, the Company or any Subsidiary to carry back Post-Closing Company NOLs to any Pre-Closing Tax Period (it being understood that Buyer is free to take any actions that may reduce the amount of the Post-Closing Company NOL).

(e) Seller shall pay to Buyer, as an adjustment to the Purchase Price, an amount equal to the product of (i) the Final Post-Closing Company NOL and (ii) 0.2625 in the time specified in Section 8.06(b).

(f) If, subsequent to the payment required under Section 8.06(e), there shall be a Final Determination which results in an upward or downward adjustment to the amount of the Final Post-Closing Company NOL, then Seller or Buyer, as the case may be, shall pay to the other party an amount equal to the product of (i) the amount of such adjustment and (ii) 0.2625, as an adjustment to the Purchase Price; provided, that Buyer shall not be liable to Seller for any amount under this Section 8.06(f) to the extent a downward adjustment to the amount of the Final Post-Closing Company NOL is attributable to a Prior 382 Limitation. Payment of any amounts by Buyer to Seller pursuant to this Section 8.06(f) shall be made within 5 Business Days after the date of such Final Determination. Payments of any amounts by Seller to Buyer pursuant to this Section 8.06(f) shall be made within 5 Business Days after Buyer provides written notice to Seller of such Final Determination. Buyer shall indemnify Seller against and shall hold Seller harmless from any penalty or interest imposed by a Taxing Authority and payable by Seller or any of its Affiliates as a result of any Final Determination previously referred to in this Section 8.06(f) that results in a payment from Buyer to Seller pursuant to this Section 8.06(f); provided, that Seller shall not be entitled to indemnification for such interest and penalties (i) for any Final Determination that is attributable to a Final Determination with respect to any Pre-Closing Tax Period or (ii) that accrue after Buyer pays to Seller the amount reasonably agreed by Buyer and Seller to be due pursuant to this Section 8.06(f), calculated on the date of such payment.

(g) If any claim, suit, action, audit, litigation or proceeding relating to the Final Post-Closing Company NOL (an “NOL Matter”) is asserted in writing against Buyer, any of its Affiliates, the Company or any Subsidiary, Buyer shall notify Seller of such NOL Matter within 10 days of receipt thereof, and shall give Seller such information with respect thereto as Seller may reasonably request. Seller may, at its own expense, participate in any such NOL Matter and employ counsel separate from the counsel employed by Buyer. All of the parties hereto shall cooperate, and the Company shall cooperate and cause the Subsidiaries to cooperate, in the defense or prosecution of any NOL Matter. Buyer shall not enter into any settlement of or otherwise compromise any NOL Matter without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Buyer shall keep Seller fully and timely informed (if Seller is not participating in the defense of the NOL Matter) with respect to the commencement, status and nature of any NOL Matter, and will, in good faith, allow Seller to consult with it regarding the conduct of or positions taken in any NOL Matter.

(h) Buyer shall pay or cause to be paid to Seller an amount equal to 25 percent of the amount of any Income Tax refund or reduction in Income Tax liability actually realized by Buyer, the Company or any Subsidiary as a result of the carryforward of any Combined State NOL attributable to the Company or any Subsidiary for the First Tax Year (the “Combined State NOL Carryforward”). If, subsequent to the payment required under this Section 8.06(h), there shall be a Final Determination which results in an upward or downward adjustment to the amount of the Combined State NOL Carryforward, then Seller or Buyer, as the case may be, shall pay to the other party an amount equal to 25 percent of the Tax effect of such adjustment, as an adjustment to the Purchase Price. Payment of any amounts by Buyer to Seller pursuant to this Section 8.06(h) shall be made within 5 Business Days after the date of such Final Determination. Payments of any amounts by Seller to Buyer pursuant to this Section 8.06(h) shall be made within 5 Business Days after Buyer provides written notice to Seller of such Final Determination. Seller shall indemnify Buyer against and shall hold Buyer harmless from any penalty or interest imposed by a Taxing Authority and payable by Buyer or any of its Affiliates as a result of any Final Determination previously referred to in this Section 8.06(h) that is with respect to any Pre-Closing Tax Period and that results in a payment from Seller to Buyer pursuant to this Section 8.06(h); provided, that Buyer shall not be entitled to indemnification for such interest and penalties that accrue after Seller pays to Buyer the amount reasonably agreed by Buyer and Seller to be due pursuant to this Section 8.06(h), calculated on the date of such payment.

(i) Notwithstanding Section 8.01(d), Seller shall pay to Buyer 75 percent of the amount of any Income Tax refund or reduction in Income Tax liability actually realized by Seller or its Affiliates as a result of the carryback to a Pre-Closing Tax Period of any Tax Asset (other than the Post-Closing Company NOL and the Combined State NOL Carryforward) arising in a Post-Closing Tax Period (a “Tax Asset Carryback”). If, subsequent to the payment required under this Section 8.06(i), there shall be a Final Determination which results in an upward or downward adjustment to the amount of the Tax Asset Carryback, then Seller or Buyer, as the case may be, shall pay to the other party an amount equal to 75 percent of the Tax effect of such adjustment, as an adjustment to the Purchase Price. Payment of any amounts by Buyer to Seller pursuant to this

Section 8.06(i) shall be made within 5 Business Days after the date of such Final Determination. Payments of any amounts by Seller to Buyer pursuant to this Section 8.06(i) shall be made within 5 Business Days after Buyer provides written notice to Seller of such Final Determination. Buyer shall indemnify Seller against and shall hold Seller harmless from any penalty or interest imposed by a Taxing Authority and payable by Seller or any of its Affiliates as a result of any Final Determination previously referred to in this Section 8.06(i) that results in a payment from Buyer to Seller pursuant to this Section 8.06(i); provided, that Seller shall not be entitled to indemnification for such interest and penalties (i) for any Final Determination that is attributable to a Final Determination with respect to any Pre-Closing Tax Period or (ii) that accrue after Buyer pays to Seller the amount reasonably agreed by Buyer and Seller to be due pursuant to this Section 8.06(i), calculated on the date of such payment.

(j) Any payment required under this Section 8.06 shall be made by wire transfer of immediately available funds to an account designated in writing by the party entitled to receive such payment.

ARTICLE 9

EMPLOYEE BENEFITS

Section 9.01. Continuation of Benefits. (a) On or before the Closing Date, the Company shall offer employment to the Company Employees employed by Seller or Seller’s Affiliates immediately prior to the Closing. For purposes of this Agreement any such Company Employee who is not actively at work on the Closing Date due to a short-term absence (including due to vacation, holiday, illness or injury of shorter duration than would satisfy the eligibility requirements to receive benefits under the long-term disability plan of Seller or its Affiliates, jury duty or bereavement leave) shall be deemed to be “Actively Employed” on the Closing Date. With respect to any Company Employee employed by Seller or its Affiliates who is not Actively Employed on such date, Buyer shall, or shall cause one of its Affiliates to, make an offer of employment to such Company Employee effective as of the date on which such Company Employee presents himself or herself to Buyer for active employment following the Closing Date to the same extent, if any, as Seller or its Affiliates would be required to reemploy such Company Employee in accordance within applicable Law. Those Company Employees who are employees of the Company or any of the Subsidiaries immediately following the Closing shall be the “Transferred Employees”. Nothing contained in this Agreement will confer upon any Transferred Employee, or any legal representative thereof, any rights or remedies, including, without limitation, any right to employment for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement.

(b) Except as provided otherwise in this Agreement, Buyer shall cause the Company to assume all liabilities under the Employee Plans in respect of any Transferred Employees, including as expressly provided pursuant to this Agreement and by assuming the Company Employee Plans maintained or sponsored by the Company or the Company Subsidiaries (“Assumed Company Plans”). Except as otherwise provided in this Article 9, Seller shall retain responsibility for the payment of all liabilities under the Company Employee Plans in respect of employees other than the Transferred Employees. Without limiting the foregoing:

(i) Buyer shall cause the Company to assume obligations under the Seller Retiree Medical Plan with respect to Company Employees who as of the Closing Date have satisfied the eligibility criteria to participate in the Seller Retiree Medical Plan (including by virtue of their being “Legacy Employees” as defined in the Seller Retiree Medical Plan, subject to meeting the age and service criteria required to receive benefits under such plan) as in effect on the date hereof (or provide retiree medical benefits to such Company Employees on the terms in effect under such plan as of the Closing Date).

(ii) Buyer shall cause the Company to provide, under a plan that meets the requirements of Section 8 of the Seller Excess Pension Plan, pension benefits accrued as of the Closing Date to Company Employees pursuant to the terms of the Seller Excess Pension Plan, and Company Employees shall continue to accrue benefits under Buyer’s plan on terms no less favorable than under the Seller Excess Pension Plan (as required by Section 8 of the Excess Pension Plan) for three years after the Closing Date.

(iii) Buyer shall cause the Company to assume vacation and other paid time off liabilities accrued as of the Closing Date with respect to Transferred Employees.

(iv) Buyer shall cause the Company to be responsible for any workers’ compensation claims liability Seller incurs with respect to a Transferred Employee arising out of conditions having a date of injury on or after the Closing Date or, in the case of a claim relating to an occupational disease, to the extent allocated under applicable law; provided that to the extent that applicable law does not specify a methodology to allocate any such claim, having the last significant exposure on or after the Closing Date; it being understood that to the extent Seller is compensated by a third party with respect to such liability, or the liability is assumed by a third party, the amount owed by the Company, to Seller with respect to such liability shall be offset by the amount of such compensation or assumption.

(v) Buyer shall cause the Company to assume flexible spending plan account balances on behalf of Transferred Employees (with any associated assets). As of the Closing Date, Buyer shall cause the Company to establish flexible spending accounts for medical and dependent care expenses under a new or existing plan (“Buyer’s FSA”) for each Transferred Employee who, on or prior to the Closing Date, is a participant in a flexible spending account for medical and dependent care expenses under a Company Employee Plan (“Seller’s FSA”). Subject to Buyer or the Company being provided all information reasonably necessary to permit the administrator of Buyer’s FSA to accommodate the inclusion of the Transferred Employees in Buyer’s FSA on the basis described herein, Buyer shall cause the Company to credit or debit, as applicable, effective as of the Closing Date, the applicable account of each Transferred Employee under Buyer’s FSA with an amount equal to the balance of each such Transferred Employee’s account under Seller’s FSA as of immediately prior to the Closing Date. As soon as practicable after the Closing Date, Seller shall pay to the Company the net aggregate amount of the account balances credited under Seller’s FSA, if such amount is positive, and Buyer shall cause the Company to pay to Seller the net aggregate amount of the account balances credited under Buyer’s FSA, if such amount is negative.

(vi) No later than the Closing, Seller shall, or shall cause its Affiliates to, assume all liabilities pursuant to any Company Employee Plan maintained or sponsored by the Company or any Company Subsidiary that relate to any current or former employee of the Company, any Company Subsidiary, Seller or any of its Affiliates, other than the Company Employees.

(c) For a period of one year after the Closing Date, Buyer shall cause the Company and its Subsidiaries to pay severance benefits in accordance with the Company severance plans or agreements in place as of the Closing Date and described on Schedule 9.01(c) with respect to each Transferred Employee whose employment is terminated by the Company or any of its Subsidiaries on or following the Closing Date.

(d) Except as provided in Section 9.0l(c), Seller shall pay all change-of-control payments, success bonuses, retention bonuses or divestiture bonuses (together with payroll-related taxes) that may become payable to any Company Employees as a result of the transactions contemplated hereby. Seller shall pay amounts that may be become payable under the Seller’s 2004 Long Term Incentive Plan.

(e) Buyer shall cause the Company to cause Transferred Employees to receive credit for service with the Company and each of its Subsidiaries, and with

Seller and each of its Affiliates, through the Closing Date for purposes of eligibility and vesting, benefit accrual and level of benefits under welfare plans or, only to the extent required under Sections 9.01, 9.02 or 9.03, under each employee pension benefit plan maintained by the Company after the Closing Date. To the extent permitted by law, Buyer shall cause the Company to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Transferred Employees and their eligible dependents, to the extent such limitations, waiting periods or evidence would not have applied under the Employee Plan in which the employee was participating immediately prior to the Closing Date, and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any employee benefit plans of the Company in which they are eligible to participate after the Closing Date.

Section 9.02. Defined Contribution Plan. Effective as of the Closing Date, the Transferred Employees will cease participation in the YCI 401(k) Retirement Savings Plan maintained by the Seller (the “Seller 401(k) Plan”), and the Company and its Subsidiaries shall withdraw as participating employers under the Seller 401(k) Plan. As soon as practicable after and effective as of the Closing Date, Buyer shall cause the Company to adopt or designate a defined contribution plan (the “Company 401(k) Plan”) that covers the Company Employees and meets the requirements of Section 401(a) of the Code. As soon as practicable after the Closing Date, account balances as of the Closing Date of the Transferred Employees in the Seller 401(k) Plan, including earnings thereon through the date of transfer and any outstanding loans attributable to the accounts of the Transferred Employees, shall be transferred to the Company 401(k) Plan. Such transfer shall be effected in accordance with applicable law and regulations, including but not limited to compliance with Section 414(l) of the Code, and Buyer shall cause the Company to make, and Seller shall make or cause to be made, any required filings in connection therewith. Buyer may require, as a condition to the acceptance of any such transfer, evidence satisfactory to Buyer of the qualified status of the Seller 401(k) Plan, including without limitation, a copy of a favorable determination letter from the Internal Revenue Service. The Company 401(k) Plan shall provide that no amendment to the Company 401(k) Plan may substantially reduce the elective deferral or matching contribution formula used on behalf of Transferred Employees for three years after the Closing Date, except as required by law, including compliance with the discrimination provisions of the Code and ERISA. In consideration of such transfer, Buyer shall cause the Company to assume all obligations to Company Employees under the Seller 401(k) Plan with respect to the benefits accrued thereunder by the Company Employees to the extent of the assets so transferred. Each of the parties hereto shall pay its own expenses in connection with such transfer. During the period following the Closing Date and preceding the transfer of assets and liabilities pursuant to this Section 9.02, (i) Seller shall take such action as is necessary to prevent a default by any Company Employee with an outstanding loan from the Seller 401(k) Plan unless and until such Company Employee fails to make a timely payment on such loan and (ii) Buyer will cause the Company to cooperate with and assist Seller or its designee in the continued administration of the Seller 401(k) Plan, including, subject to the consent of such Company Employee, collecting and remitting to the trustee of the Seller 401(k) Plan payroll deductions relating to any outstanding loans. Neither Buyer nor any of its Affiliates nor the Company shall assume any other obligations or liabilities arising under or attributable to the Seller 401(k) Plan. Effective as of the Closing Date, Seller shall make a contribution to the Seller 401(k) Plan of the amounts of any salary reduction contributions or employee after-tax contributions attributable to or payable on account of any Company Employee under the terms of the Seller 401(k) Plan for any time period ending on the Closing Date. Seller shall amend the Seller 401(k) Plan to provide that the Company Employees are entitled to the Match Makeup provided in Section 5.9(b) of the Seller 401(k) Plan due with respect to the 2004 calendar year, treating the Closing Date as the “last business day of the Plan Year” and Seller shall contribute to the Seller 401(k) Plan on behalf of the Company Employees and credit to the accounts of the Company Employees the amount of such Match Makeup.

Section 9.03. Qualified Defined Benefit Plans. (a) As soon as practicable after and effective as of the Closing Date, Buyer shall cause the Company to adopt or designate a defined benefit plan (the “Company Retirement Plan”) that covers the Company Employees and meets the requirements of Section 401(a) of the Code. The Company Retirement Plan relating to the Company Employees shall meet the requirements of Section 11.2 of the Seller Employees’ Pension Plan (the “Seller Retirement Plan”), including a provision that no amendment to the Company Retirement Plan may substantially reduce future benefit accruals of Transferred Employees participating in the Company Retirement Plan for three years after the Closing Date, except as required by law, including compliance with the discrimination provisions of the Code and ERISA. Effective as of the Closing Date, Seller shall cause the Company Employees to cease further accrual of all benefits (a benefit freeze) under the YCI Employees’ Pension Plan (the “Seller Retirement Plan”), and the Company and its Subsidiaries shall withdraw as participating employers under the Seller Retirement Plan. Until such time as the asset transfer contemplated by Section 9.03 takes place, accrual of eligibility and vesting service shall continue under the Seller Retirement Plan.

(b) As soon as practicable (but in any event within 60 days) after the Closing Date, Seller shall cause the Seller Retirement Plan to transfer cash (or, in the sole discretion of Buyer, cash and assets) to the Company Retirement Plan in an amount equal to 85% of the estimated Total Transfer Amount (as defined in Section 9.03(c) below), adjusted to reflect any benefit payments made by the Seller Retirement Plan in respect of the Company Employees on and after the

Closing Date and before the date of transfer (the amount actually transferred shall be referred to as the “Initial Transfer Amount”). Prior to the transfer of the Initial Transfer Amount, Seller shall provide Buyer with evidence reasonably satisfactory to it that the Seller Retirement Plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan continues to be exempt from tax under Section 501(a) of the Code. Buyer shall cause the Company to file for a favorable determination letter within the applicable period provided under Section 401(b) of the Code and regulations issued thereunder and shall cause the Company to make such changes required by the Internal Revenue Service as a condition to receiving a favorable determination letter. Notwithstanding the foregoing, no transfer shall be made until 30 days have elapsed from the filing of any applicable Forms 5310-A by Seller and Buyer with respect to the transfer. Seller’s actuary shall be responsible for the required actuarial certification under Section 414(l) of the Code. Seller and Buyer agree to use their respective commercially reasonable best efforts to file Forms 5310-A as soon as practicable after the date hereof.

(c) As soon as practicable, but not later than six months following the Closing Date, Seller shall cause a second transfer to be made from the Seller Retirement Plan to the Company Retirement Plan of cash (or, in the sole discretion of Buyer, cash and assets) in an amount equal to the “True-up Amount”. The True-up Amount shall equal the difference between the Total Transfer Amount and the Initial Transfer Amount, adjusted to reflect any benefit payments made by the Seller Retirement Plan in respect of the Company Employees on and after the Closing Date and before the date of transfer, and further adjusted for investment returns as provided below and, to the extent Buyer requests cash, by the reasonable transaction costs incurred in selling in-kind assets within the Seller Retirement Plan. The term “Total Transfer Amount” shall mean the present value of the accrued benefit of the Company Employees, determined as of the Closing Date on a plan termination basis under the interest factors specified by the PBGC that are in effect on the Closing Date for an immediate or deferred annuity, as appropriate, for each Company Employee, and the other methods and factors specified in the regulations of the PBGC for valuation of accrued benefits upon plan termination, including expected retirement ages and expense load assumptions published by the PBGC, and the 1983 Group Annuity Mortality Table; provided that the amounts to be transferred pursuant to this Section 9.03 (including the Initial Transfer Amount) shall be determined in accordance with Section 414(l) of the Code and Treasury Regulation 1.414(l)-1, and shall be reduced to the extent necessary to satisfy Section 414(l) of the Code and Section 4044 of ERISA and any regulations issued under either Section. The True-up Amount computed above shall be further adjusted to take into account the actual investment return on the assets of the Seller Retirement Plan from the Closing Date until the date of transfer (provided that for any assets that are not valued daily, if the Buyer elects to take cash rather than an in-kind asset transfer, that asset shall be valued as of the latest valuation date for that asset prior to the transfer date, and the investment return for the period from that valuation date until the transfer date shall be deemed to be the average of the 90-day Treasury Bill on the auction date coincident with or next preceding such valuation date). Seller shall provide details of any such adjustments to Buyer and its designated actuary.

(d) The Total Transfer Amount shall be determined by an enrolled actuary designated by Seller and an enrolled actuary designated by Buyer. If Seller’s designated actuary and Buyer’s designated actuary disagree as to the amount of the Total Transfer Amount, and such disagreement remains unresolved for a period in excess of 30 calendar days or such additional period as Seller and Buyer may agree upon in writing (a “Disagreement”), the Disagreement shall be submitted to the Chief Financial Officer of each of Seller and Buyer for review and resolution in such manner as they deem necessary or appropriate. If such Disagreement remains unresolved for an additional 15 Business Days, any remaining disputed matters will be finally and conclusively determined by a qualified independent actuary selected by Seller and Buyer, which actuary will not be the regular actuary of Buyer or Seller. Promptly, but in no event later than 15 Business Days after its acceptance of its appointment, such independent actuary will determine (based solely on presentations by Seller and Buyer and not by independent review) only those matters in dispute and will render a written report as to the disputed matters and the resulting calculation of the pension assets required to be transferred by Seller in accordance with the provisions of this Section 9.03, which report will be conclusive and binding upon the parties. The fees and expenses of such independent actuary will be shared equally by Buyer and Seller. In this regard, prior to the date of execution of this Agreement, Buyer and Buyer’s designated actuary have reviewed the portions of the draft ERISA Section 4044 Preliminary Asset Allocation Report prepared by Seller’s designated actuary and attached hereto as Annex I (the “Asset Allocation Report”). Buyer agrees with the methodology used by Seller’s designated actuary in determining which PBGC priority categories to assign Seller Retirement Plan benefits under Section 4044 of ERISA as described in the Asset Allocation Report (including the methodology described therein for assigning the value of lump sum benefits to particular PBGC priority categories), and neither Buyer nor Buyer’s designated actuary will use such methodology as the basis for a Disagreement.

(e) Buyer and Seller shall cooperate with each other during the period beginning on the date hereof and ending on the last day assets are transferred to the trust maintained under the Company Retirement Plan to ensure the ongoing operation and administration of the Seller Retirement Plan and the Company Retirement Plan with respect to the Company Employees.

(f) Following the completion of the transfer of assets and liabilities from the Seller Retirement Plan to the Company Retirement Plan as provided in Section 9.03 herein, Seller and members of the Seller Group shall have no further liability whatsoever (either under this Agreement or otherwise) with respect to the Company Employees under the Seller Retirement Plan other than any breach of fiduciary duties or any nonexempt prohibited transaction occurring prior to such transfer of assets and liabilities.

Section 9.04. Amendment of Employee Plans. Nothing in this Agreement shall limit the rights of Buyer to amend or terminate any Employee Plans after the Closing Date except as specifically set forth in this Article 9.

ARTICLE 10

CONDITIONS TO CLOSING

Section 10.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.

(c) All actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Closing shall have been taken, made or obtained, except for any such actions or filings the failure to take, make or obtain would not reasonably be expected to have a Material Adverse Effect.

(d) The Ancillary Agreements shall have been duly authorized and executed by each party thereto and delivered to each other party thereto.

Section 10.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) each of the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto (disregarding all qualifications and exceptions contained therein relating to “materiality” or “Material Adverse

Effect”) shall be true and correct, except (A) to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date and (B) as would not in the aggregate reasonably be expected to have a Material Adverse Effect and (iii) Buyer shall have received a certificate signed by an executive officer of Seller to the foregoing effect.

(b) Seller shall have received sufficient consents, authorizations or approvals from lessors of the Stores such that the Stores in respect of which such consents, authorizations or approvals have been received, in combination with the Stores for which no consent, authorization or approval is required in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, represent in the aggregate not less than 90% of the total revenue produced by the Stores for the twelve-month period ended December 27, 2003.

(c) Buyer shall have received all documents it may reasonably request relating to the existence of Seller, the Company and the Subsidiaries and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer.

(d) Buyer shall have received certification reasonably satisfactory to Buyer signed by Seller under penalty of perjury to the effect that Seller is not a “foreign person” as defined in Section 1445 of the Code.

(e) The Debt Financing or alternative financing shall have been funded as contemplated by Section 4.05 or Section 7.01(c), as applicable.

(f) The Company and its Subsidiaries shall have in the aggregate not less than $35 million in cash as determined in accordance with the accounting policies, practices and procedures set forth on Schedule 2.03(a); provided, however, that such amount shall be exclusive of any credit card receivables.

(g) No event, transaction or state of circumstances shall have occurred on or after the date of this Agreement that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect and be continuing at Closing.

Section 10.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the

Closing Date, (ii) each of the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto (disregarding all qualifications and exceptions contained therein relating to “materiality”) shall be true and correct, except (A) to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date and (B) as would not in the aggregate reasonably be expected to materially affect, impair or delay the ability of Buyer to consummate the transactions contemplated by this Agreement and (iii) Seller shall have received a certificate signed by an executive officer of Buyer to the foregoing effect.

(b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.01. Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive until 18 months after the Closing Date; provided that (i) the representations and warranties contained in Sections 3.05 and 3.06 shall survive indefinitely, (ii) the representations and warranties contained in Section 3.19 shall survive until six years after the Closing Date and (iii) the representations and warranties contained in Section 3.20 shall survive until the expiration of the statue of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation, tolling or extension thereof). Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity, which notice shall specify in reasonable detail the basis of the claim and the amount of Damages sought, shall have been given to the party against whom such indemnity may be sought prior to such time. All covenants and agreements shall survive the Closing indefinitely; provided, however that the covenants and agreements contained in Article 8 shall survive until expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation, tolling or extension thereof).

Section 11.02. Indemnification. (a) Seller hereby indemnifies Buyer and its Affiliates (including after the Closing the Company and its Subsidiaries) against and agrees to defend and hold each of them harmless from any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) incurred or suffered by Buyer or any of its Affiliates (i) arising out of any misrepresentation or breach of warranty other than a representation or warranty made pursuant to Section 3.20, which shall be governed by the provisions of Article 8 (each such misrepresentation and breach of warranty a “Warranty Breach”), (ii) arising out of any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement (other than the covenants and agreements contained in Sections 2.03, 5.02 or 5.07 or the covenants and agreements contained in Section 5.01(b)(xvi) and Article 8, as to which the provisions of Article 8 shall govern), (iii) as a direct consequence of personal injuries resulting from the sale prior to the Closing Date of the Raspberry Chocolate Up With the Sun Breakfast Cookies that were recalled by the Company on March 12, 2004 or (iv) in respect of payments made to customers of the Company or its Subsidiaries or other recipients of the Company’s Bonsai Camellia plants to compensate such customers or recipients for damages incurred as a result of the sale by the Company or its Subsidiaries of Bonsai Camellia plants infected with “Sudden Oak Death Syndrome”; provided, that with respect to indemnification by Seller for any Warranty Breach pursuant to this Section, (x) Seller shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $2 million, and then only to the extent of such excess and (y) Seller’s maximum liability for all such Warranty Breaches, together with all Damages for which indemnity may be sought under Section 11.02(a)(iii), shall not exceed $100 million.

(b) Buyer hereby indemnifies Seller and its Affiliates against and agrees to defend and hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates arising out of any Warranty Breach or breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement (other than a representation, warranty, covenant or agreement made or to be performed pursuant to Article 8); provided that with respect to indemnification by Buyer for any Warranty Breach pursuant to this Section, (i) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $2 million, and then only to the extent of such excess and (ii) Buyer’s maximum liability for all such Warranty Breaches shall not exceed $100 million.

Section 11.03. Procedures. (a) The party seeking indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim (whether by a third party or any party hereto), or the commencement of any suit, action or proceeding (“Claim”) in respect of which indemnity may be sought under such Section, specifying in reasonable detail the basis and factual background for the Claim and the amount of Damages sought, and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to give such notice will not, however, relieve the Indemnifying Party of any liability hereunder except and only to the extent that it is actually prejudiced thereby.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Claim asserted by any third party (“Third Party Claim”) and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense, in each case at its expense.

(c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 11.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d) Each party shall cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e) Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 11.02.

Section 11.04. Calculation of Damages. (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor (calculated after reduction for reasonable expenses incurred in such recovery). If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b) The Indemnifying Party shall not be liable under Section 11.02 for any (i) Damages relating to any matter to the extent that there is included in the Final Closing Balance Sheet a current liability or reserve relating to such matter, (ii) punitive Damages or (iii) Damages for lost profits.

Section 11.05. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party that is not its Affiliate (a “Potential Contributor”) based on the underlying Claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 11.06. Exclusivity. After the Closing, Section 11.02 will provide the exclusive remedy for any misrepresentation or breach of any representation, warranty, covenant or other agreement (other than those contained in Sections 2.03, 5.02, 5.07, 6.01, 7.05, 7.07 and in Article 8) or other claim arising out of this Agreement or the transactions contemplated hereby, including, without limitation, any claim in respect of any agreement, certificate or other document delivered pursuant to this Agreement. Nothing herein will, however, affect a party’s rights or obligations in respect of fraud.

ARTICLE 12

TERMINATION

Section 12.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before August 31, 2004; provided, however, that neither Buyer nor Seller shall be entitled to terminate this Agreement pursuant to this Section to this Section 12.01(b) if such party’s failure to fulfill any of its obligations under this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time;

(c) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction; or

(d) by either Seller or Buyer if the other party has breached any representation, warranty or covenant contained in this Agreement in any material respect, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 10.02(a) (in the case of Seller) or Section 10.03(a) (in the case of Buyer), and in any such case, which breach is incapable or being cured or, if capable of being cured, shall not have been cured within thirty days after written notice thereof shall be been received by the party alleged to be in breach.

The party desiring to terminate this Agreement pursuant to clauses 12.01(b), (c) or (d) shall give notice of such termination to the other party.

Section 12.02. Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful failure of any party to (i) fulfill a condition to the performance of the obligations of the other party or (ii) perform a covenant of this Agreement, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Articles 12 and 13 shall survive any termination hereof pursuant to Section 12.01.

ARTICLE 13

MISCELLANEOUS

Section 13.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Buyer, to:

Pear Acquisition Inc.

c/o Wasserstein & Co., LP

1301 Avenue of the Americas, 44th Floor

New York, New York 10019

Attention: George Majoros

Facsimile No.: 212-702-5635

with a copy to:

Jones Day

222 East 41st Street

New York, New York 10017

Attention: Robert A. Profusek, Esq.

Facsimile No.: 212-755-7306

if to Seller, to:

Yamanouchi Consumer Inc.

4747 Willow Road

Pleasanton, California 94588-2740

Attention: Edward W. Beck

Facsimile No.: (925) 924-2702

with copies to:

Yamanouchi U.S. Holding Inc.

4747 Willow Road, P-301

Pleasanton, California 94588-2740

Attention: Thomas E. Bishop

Facsimile No.: (925) 924-3727

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Attention: John D. Amorosi, Esq.

Facsimile No.: (650) 752-3656

if to the Seller Guarantors, to:

Yamanouchi U.S. Holding Inc.

4747 Willow Road, P-301

Pleasanton, California 94588-2740

Attention: Thomas E. Bishop

Facsimile No.: (925) 924-3727

Yamanouchi Group Holding Inc.

4747 Willow Road, P-301

Pleasanton, California 94588-2740

Attention: Thomas E. Bishop

Facsimile No.: (925) 924-3727

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 13.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 13.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless will remain responsible for the performance of all of its obligations hereunder).

Section 13.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 13.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (other than any dispute with respect to the Final Closing Balance Sheet, which shall be handled in the manner contemplated by Section 2.03 (provided that any party hereto may seek to specifically enforce the parties’ rights and obligations set forth in Section 2.03 as provided in this Section 13.06)) shall be brought exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan in

New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party, regardless of whether such notice would be effective under applicable law.

Section 13.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Except as provided in Section 6.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 13.09. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.10. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 13.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 13.12. Disclosure Schedules. The parties acknowledge and agree that (i) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material. The Schedules shall be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in Article 3, and each of the Schedules shall apply only to the corresponding section or subsection of this Agreement, except that any item or information disclosed in the Schedules with respect to a given section or subsection of this Agreement in such a way as to make reasonably apparent its relevance to any other section or subsection of this Agreement shall be deemed to also have been disclosed with respect to such other section or subsection, notwithstanding the omission of an appropriate cross-reference to such other section or subsection.

Section 13.13. Interpretation. Article titles and headings to sections are inserted for convenience of reference only and are not intended to be a part or to affect the meaning or interpretation hereof. The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. As used herein, “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; “writing”, “written” and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form; references to a person are also to its successors and permitted assigns; “hereof”, “herein”, “hereunder” and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; references to any gender include references to the plural and vice versa; references to this Agreement or other documents are as amended or supplemented from time to time; and unless otherwise expressly provided where such reference is made, references to “Article”, “Section” or another subdivision or to an attachment or “Schedule” are to an article, section or subdivision hereof or an attachment or “Schedule” hereto.

Section 13.14. Guarantees of Performance. (a) Each Seller Guarantor hereby irrevocably and unconditionally guarantees to Buyer the prompt and full discharge by Seller of all of Seller’s covenants, agreements, obligations and liabilities under this Agreement including, without limitation, the due and punctual payment of all amounts which are or may become due and payable by Seller hereunder, when and as the same shall become due and payable (collectively, the “Seller Obligations”), in accordance with the terms hereof. Each Seller Guarantor acknowledges and agrees that, with respect to all Seller Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Seller. If Seller shall default in the due and punctual performance of any Seller Obligation, including the full and timely payment of any amount due and payable pursuant to any Seller Obligation, each Seller Guarantor will forthwith perform or cause to be performed such Seller Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense. This Section 13.14(a) shall terminate and be of no further force or effect upon and after the date that the Seller Obligations shall have been performed in full.

(b) The liabilities and obligations of the Seller Guarantors pursuant to Section 13.14(a) are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(i) any acceleration, extension, renewal, settlement, compromise, waiver or release in respect of any Seller Obligation by operation of law or otherwise;

(ii) the invalidity or unenforceability, in whole or in part, of this Agreement;

(iii) any modification or amendment of or supplement to this Agreement;

(iv) any change in the existence, structure or ownership of Seller or the Seller Guarantors or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any of them or their assets; or

(v) any other act, omission to act, delay of any kind by any Party or any other Person, or any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of any of the Seller Guarantors, as guarantor to the extent set forth hereunder.

(c) Each Seller Guarantor hereby waives any right, whether legal or equitable, statutory or non-statutory, to require Buyer to proceed against or take any action against or pursue any remedy with respect to Seller or any other Person or make presentment or demand for performance or give any notice of nonperformance before any Party may enforce its rights hereunder against Seller Guarantor as such guarantor.

(d) The obligations of each Seller Guarantor as guarantor to the extent set forth hereunder shall remain in full force and effect until the Seller Obligations shall have been performed in full. If at any time any performance by any Person of any Seller Obligation is rescinded or must be otherwise restored or returned, whether upon the insolvency, bankruptcy or reorganization of Seller or otherwise, such guarantor’s obligations hereunder with respect to such Seller Obligation shall be reinstated at that time as though that Seller Obligation had become due and had not been performed.

(e) Upon performance by any Seller Guarantor of any Seller Obligation, such Seller Guarantor shall be subrogated to the rights of Buyer against Seller with respect to that Seller Obligation.

(f) The obligations of each Seller Guarantor under this Section 13.14 shall be limited to an aggregate amount that is equal to the largest amount that would not render its obligations under this Section 13.14 subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of any applicable state law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PEAR ACQUISITION INC.

By:	/s/ George Majoros
Name:
Title:

YAMANOUCHI CONSUMER INC.

By:	/s/ Hidehiko Ueda
Name:
Title:

YAMANOUCHI PHARMACEUTICAL CO., LTD.

By:	/s/ Hidehiko Ueda
Name:
Title:

YAMANOUCHI U.S. HOLDING INC.

By:	/s/ Hidehiko Ueda
Name:
Title:

Schedules*

Schedule 1.01	Definitions

Schedule 2.03(a)	Accounting Policies, Practices and Procedures to be Used in Preparation of the Closing Balance Sheet and Calculation of Closing Working Capital

Schedule 3.03	Governmental Authorization

Schedule 3.04	Noncontracvention

Schedule 3.07	Subsidiaries

Schedule 3.08	Financial Statements

Schedule 3.09	Absence of Certain Changes

Schedule 3.10	No Undisclosed Material Liabilities

Schedule 3.11	Material Contracts

Schedule 3.12	Litigation

Schedule 3.13	Compliance with Laws and Court Orders

Schedule 3.14	Properties

Schedule 3.15	Intellectual Property

Schedule 3.16	Insurance Coverage

Schedule 3.18	Employee Benefits

Schedule 3.19	Environmental Matters

Schedule 3.20	Tax Representations

Schedule 3.22	Powers of Attorney

Schedule 3.23	Inventory

Schedule 3.25	Product Recalls

Schedule 6.02	Insurance

Schedule 7.07	Sumitomo Letters of Credit

Schedule 9.01	Certain Bonuses

Annexes*

Annex A:	Form of Assignment and Assumption Agreement

Annex B:	Press Release Regarding the Sale of Yamanouchi Pharmaceutical Co. Ltd.’s Consumer Business, dated April 2, 2004

Annex C:	Form of Transition Services Agreement between Bear Creek Corporation and Shaklee

Annex D:	Form of Transition Services Agreement between Bear Creek Corporation, Seller and Certain of Seller’s Affiliates

Annex E:	Unaudited Consolidated Balance Sheet of Bear Creek Corporation and its Subsidiaries as of December 27, 2003

Annex F:	Capital Expenditures Budgets of Bear Creek Corporation for Fiscal Years 2004 and 2005

Annex G.	Buyer’s Debt Commitment Letter

Annex H:	Buyer’s Equity Commitment Letter

Annex I:	Seller’s Allocation Report

*	All disclosure schedules and annexes have been omitted. The Company has undertaken to furnish supplementally a copy of all omitted disclosure schedules and annexes to the SEC upon request.